UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                   SAWTEK INC.
             (Exact name of registrant as specified in its charter)

                                     Florida
         (State or other jurisdiction or incorporation or organization)

                                   59-1864440
                     (I.R.S. Employer Identification Number)

          1818 South Highway 441, Apopka, Florida 32703 (407) 886-8860
      (Address including zip code, and telephone number, including area code, of registrant's principal executive offices)

          Gary A.  Monetti,  1818  South  Highway  441,  Apopka,
      Florida 32703 (407) 886-8860 (Name, address including zip code, and telephone number, including area code, of agent for service)
                                   Copies to:
   WILLIAM A. GRIMM, ESQ.                      MARK L. HANSON, ESQ.
   Gray Harris & Robinson, P.A                 Jones, Day, Reavis & Pogue
   201 East Pine Street                        3500 SunTrust Plaza
   Suite 1200                                  303 Peachtree Street, N.E.
   Orlando, Florida  32802                     Atlanta, Georgia  30308
   (407) 843-8880                              (404) 521-3939
                  -----------------------------------------
              Approximate  date of  commencement  of  proposed
            sale to the public: As soon as practicable after this
                   Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. _____

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ______

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

                                        ______   ______________________________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ______ ______________________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ______

                         CALCULATION OF REGISTRATION FEE
                                              Proposed Maximum Offering
   Title of Each Class of     Amount to be            Price Per           Proposed Maximum Aggregate
Securities to be Registered   Registered(1)            Share(2)                Offering Price(2)      Amount of Registration Fee
---------------------------   --------------  -------------------------   --------------------------  --------------------------
        Common Stock            4,600,000               $46.00                   $211,600,000                   $58,825

(1) Includes 600,000 shares that the Underwriters have the option to purchase from certain Selling Shareholders to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, based on the average high and low prices of the Common Stock on the Nasdaq National Market on December 3, 1999.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                 SUBJECT TO COMPLETION, DATED DECEMBER 10, 1999
PROSPECTUS
----------
                                4,000,000 Shares
                               [SAWTEK INC. LOGO]
                               SAWTEK INCORPORATED

                                  Common Stock

     This is an offering of 4,000,000 shares of common stock of Sawtek Inc. All of the 4,000,000 shares offered by this prospectus will be sold by the selling shareholders named in this prospectus. Sawtek Inc. will not receive any proceeds from the sale of shares by the selling shareholders.

     Our common stock is traded on the Nasdaq National Market under the symbol "SAWS." The last reported sale price of our common stock on the Nasdaq National Market on December 9, 1999 was $61.00 per share.

                            ----------------------------

                                                           Per Share      Total
                                                           ---------      -----
Public offering price                                    $               $
Underwriting discounts and commissions                   $               $
Proceeds, before expenses, to the selling shareholders   $               $

     The underwriters may also purchase up to an additional 600,000 shares of common stock from some of the selling shareholders at the public offering price, less the underwriting discounts and commissions, to cover over-allotments.

     The underwriters expect to deliver the shares in New York, New York on ________________, 2000.

                            ----------------------------

     Investing in our common stock involves a high degree of risk. These risks are described under the caption "Risk Factors" beginning on page 7.

                             ----------------------------

     The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ----------------------------
HAMBRECHT & QUIST
                         CIBC WORLD MARKETS
                                                  BANC OF AMERICA SECURITIES LLC

___________, 2000

[The following text will be placed along the left-hand margin cover page of the prospectus - see previous page].

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Inside cover of prospectus
--------------------------

     Text: "Sawtek's products are used in a variety of applications in the wireless neighborhood, including:

               Base stations;
               Handsets;
               Digital microwave radios;
               Wireless local area networks;
               Wireless local loop;
               Defense and  satellite  systems;
               Chemical sensors;
               Cable television equipment; and
               Equipment for cable modems for the Internet.

     We even have products that have gone to Mars on the successful Pathfinder mission."



                                   Sawtek logo

Inside prospectus gatefold:
--------------------------

     Panoramic picture of a busy downtown area, including buildings, people, automobiles, trucks, airplanes, a satellite, a wireless phone and other common items. Text includes:

     "Welcome to the wireless neighborhood!", "SAW products for the wireless neighborhood" and each of the following, with arrows pointing to where each product would be used:

     Base station (micro and pico cell), CDMA and GSM digital wireless communications;

     Commercial avionics - collision avoidance, GPS;

     Inventory control - shipping and receiving, wireless data terminal, remote process monitoring;

     Mobile chemical analysis - VaporLab (handheld vapor identification);

     Navigation - GPS;

     Satellite communication - voice, data, Internet access, broadband access, military, weather;

     Medical - ethylene oxide monitor, wireless data transmission;

     Cable - cable TV head-end, cable modem head-end;

     Wireless handsets - cellular and PCS digital wireless communications;

     Space exploration - Mars Pathfinder, communications;

     Wireless data - wireless local area networks;

     Military - electronic warfare, radar, navigation, missile guidance, targeting, communication;

     Base station (macro cell), CDMA and GSM digital wireless communications;

     Home office - wireless data transfer, high speed Internet access; and

     Home environment - WLL, wireless Internet, wireless computing, HDTV, digital TV, security systems, cordless telephone.

                                TABLE OF CONTENTS
                                                                            Page
                                                                            ----
Prospectus Summary . . . . . . . . . . . . . . . . . . . . . . . . . .        4

Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        7

Forward-Looking Statements . . . . . . . . . . . . . . . . . . . . . .       16

Use of Proceeds  . . . . . . . . . . . . . . . . . . . . . . . . . . .       17

Dividend Policy  . . . . . . . . . . . . . . . . . . . . . . . . . . .       17

Price Range of Common Stock  . . . . . . . . . . . . . . . . . . . . .       17

Capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . . .       18

Selected Consolidated Financial Data . . . . . . . . . . . . . . . . .       19

Management's Discussion and Analysis of  Financial Condition and
 Results of Operations . . . . . . . . . . . . . . . . . . . . . . . .       21

Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       30

Management . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       46

Principal and Selling Shareholders . . . . . . . . . . . . . . . . . .       50

Underwriting . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       53

Transfer Agent . . . . . . . . . . . . . . . . . . . . . . . . . . . .       56

Legal Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . .       56

Experts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       56

Information Incorporated by Reference  . . . . . . . . . . . . . . . .       56

Where You Can Find More Information  . . . . . . . . . . . . . . . . .       57

Index to Consolidated Financial Statements . . . . . . . . . . . . . .      F-1


                            ----------------------------

     Information contained in our Web site does not constitute part of this prospectus.

     References in this prospectus to "Sawtek," "we," "our" and "us" refer to Sawtek Inc., a Florida corporation.

     Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including "Risk Factors" and the Consolidated Financial Statements before making an investment decision.

     We are a leading supplier of electronic signal processing components based on surface acoustic wave, or SAW, technology, primarily for use in the wireless communications industry. Our main products are custom-designed, high performance bandpass filters, resonators, delay lines, oscillators and SAW-based subsystems. These products are used in the following applications:

     Base stations for digital wireless communications for both Code Division Multiple Access, or CDMA, and Global System for Mobile communications, or GSM, applications;
     Handsets  for both CDMA and GSM  applications;
     Digital microwave radios;
     Wireless  local  area  networks,  or WLAN;
     Wireless  local  loop,  or WLL,  systems;
     Defense  and  satellite   systems;
     Chemical  sensors;
     Cable  television  equipment; and
     Equipment for cable modems for the Internet.

     We believe our products offer key advantages such as lower distortion, reduced size and weight, greater reliability and more precise frequency control compared to products based on alternative technologies and address rapidly growing needs in telecommunications, data communications, video transmission, military and space systems and other markets. Our proprietary computer aided design and analysis software tools support rapid and precise SAW device design and simulation, enabling us to achieve timely new product development. Our customers include major telecommunications equipment producers such as Ericsson, Hyundai, LGIC, Lucent Technologies, Motorola, Nokia, Qualcomm and Samsung.

     The increase in demand for wireless communications, including the growth in both CDMA and GSM wireless handsets and multi-mode, dual-band handsets, has accelerated the demand for SAW bandpass filters for both the intermediate frequency, or IF, and radio frequency, or RF, section of wireless handsets. According to Dataquest, an independent research firm that tracks the tele-communications industry, the worldwide shipments of digital wireless handsets are projected to increase from approximately 210 million units in 1999 to 364 million in 2002.

     Our strategy is focused on becoming the leading supplier of SAW devices used in wireless communications and other applications. The key elements of our strategy are:

     Expand our product offerings for wireless handsets to include SAW RF filters for CDMA and GSM, SAW IF filters for GSM and SAW duplexer filters. This will augment our core business consisting of CDMA IF filters for handsets and IF filters for both CDMA and GSM base stations.

     Expand our manufacturing capacity and capability through a capital investment plan estimated at $32 million for 2000. This plan should increase our wafer fabrication capacity and capability in Orlando, add new automated production lines in Orlando and Costa Rica and increase the size of our Costa Rican facility by approximately 30,000 square feet.

     Enhance our relationships with major telecommunications equipment manufacturers by developing a product-based sales force, working closely with these customers in the design phase and expanding our production capacity in advance of their requirements.

     Continue to target new or emerging markets for SAW applications, including filters for head-end equipment for cable modems for the Internet, WLAN, wireless data, chemical sensors and other applications for bringing voice, data and video into the home.

     This prospectus relates to the offer and sale of 4,000,000 shares of our common stock by the selling shareholders. We will not receive any proceeds from the sale of these shares.

     We maintain our records on a fiscal year ending on September 30 of each year and all references to a year refer to the fiscal year ending on that date.

                            ----------------------------

     Our corporate headquarters is located at 1818 South Highway 441, Apopka, Florida 32703 and our telephone number is (407) 886-8860. Apopka is located near Orlando, Florida.


                                  THE OFFERING

Common stock Sawtek is offering                             None
Common stock the selling shareholders are offering          4,000,000 shares
Common stock to be outstanding after this offering          42,384,723 shares
Use of  proceeds                                            All proceeds will go to the selling
                                                             shareholders.  We will not receive
                                                             any proceeds from this offering.
Nasdaq National Market symbol                               SAWS

     Common stock to be outstanding after this offering is based on shares outstanding as of November 30, 1999 and exclude shares exercisable under employee stock options as follows:

     2,137,781 shares of common stock issuable upon exercise of options outstanding under our stock option plans at November 30, 1999 at a weighted-average exercise price of $13.75 per share; and

     3,999,046 shares of common stock reserved for future grants or issuance under our stock option and employee stock purchase plans.

     Unless otherwise specified, all information in this prospectus assumes that the underwriters' over-allotment option is not exercised.

                                   Summary Consolidated Financial Data
                                  (in thousands, except per share data)

Consolidated Statement of Income Data:

                                                                                                         Three Months
                                                   Year Ended September 30,                           Ended September 30,
                                     1999         1998         1997         1996         1995            1999        1998
                                     ----         ----         ----         ----         ----            ----        ----
Net sales                          $100,276      $97,700      $85,041      $59,173     $32,473         $28,515     $21,522
Gross profit                         58,052       52,889       46,672       30,835      18,325          16,814      11,857
Gross profit margin %                 57.9%        54.1%        54.6%        52.1%       56.4%           59.0%       55.1%
Operating income                     42,469       37,903       31,490        6,005       9,273          12,850       8,491
Net income (loss)                    30,684       26,205       20,719         (220)      5,724           9,215       6,080
Net income (loss) per share:
   Basic                           $   0.73      $  0.62      $  0.50       $(0.01)    $  0.21         $  0.22     $  0.14
                                   ========      =======      =======      =======     =======         =======     =======
   Diluted                         $   0.72      $  0.60      $  0.49      $ (0.01)    $  0.16         $  0.21     $  0.14
                                   ========      =======      =======      =======     =======         =======     =======

     In 1996, we incurred $12.9 million of ESOP compensation expense.

Consolidated Balance Sheet Data:

                                                              September 30, 1999
                                                              ------------------
Cash, cash equivalents and short-term investments                    $115,274
Total assets                                                          191,579
Total shareholders' equity                                           $158,399

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In that event, the trading price of our shares could decline, and you may lose part or all of your investment.

A decline in either the growth of wireless communications or in the continued acceptance of CDMA would have an adverse impact on us.

     Approximately 74% of our net sales for 1999 and 1998 were derived from sales of SAW devices for applications in wireless communications systems. Any economic, technological or other developments resulting in a reduction in demand for wireless services would have a material adverse effect on our business, financial condition and results of operations.

     Sales of our products for CDMA-based systems, including base stations and subscriber handsets, accounted for approximately 56% of our net sales in 1999 and 1998. CDMA technology is relatively new to the marketplace and there can be no assurance that emerging markets will adopt this technology. Our business and financial results would be adversely impacted if CDMA technology does not continue to gain acceptance.

If we are unable to successfully develop and bring new products to market, our operating results will be adversely affected.

     Recently, we announced our intent to offer an expanded line of SAW filters for the wireless handset market, including SAW RF and GSM IF filters. To date, we have completed some designs for these filters, and we have begun to receive orders from customers for these products. We have also begun to order and receive the materials and equipment necessary to enter this market. However, to date we have produced these new filters only in limited volumes and have just begun to ship SAW RF filters to customers. Expanding our product line and sales of these filters is an important part of our growth strategy. There is no assurance that we will be successful in our efforts to introduce these and other new types of filters for the wireless telecommunications market.

     Sustained growth of our business is dependent on our ability to continue to develop new or improved SAW devices in a timely fashion. Our product development resources are limited, requiring us to allocate resources among a limited number of product development projects. Failure by us to allocate our product development resources to products that meet market needs could have a material adverse effect on our future growth. The success of new products may also depend on timely completion of new product designs, quality of new products and market acceptance of these products.

If we are unable to successfully increase our production capacity, we will not be able to grow our revenue as planned.

     We have initiated a capital expenditure program, estimated at $32 million for 2000, to increase our manufacturing output to enable us to grow our revenue. This plan includes new wafer fabrication capacity and capability in Orlando, new assembly capacity in Orlando and Costa Rica and expanding our building in Costa Rica. Any delay in increasing our capacity will have a material adverse impact on our ability to meet the anticipated demand for our new products and on our ability to grow revenue.

Because we rely on a limited number of suppliers, our operating results would be adversely affected if a few suppliers were unable to meet our needs.

     We have a limited number of suppliers for certain critical raw materials, components, services and equipment. There are only a few ceramic package manufacturers and wafer producers worldwide who have the expertise and capacity necessary to satisfy our requirements. Most of these suppliers are based in Japan. Recently, we have experienced difficulty in obtaining ceramic surface mount packages used in the production of bandpass filters. A failure by us to anticipate demand for materials or of our suppliers to provide sufficient amounts of material could result in raw material shortages. There can be no assurance that we will be able to secure adequate supplies of materials, components, services or equipment. If we are unable to satisfy our requirements for raw materials or to obtain and maintain appropriate equipment, our business, financial condition and results of operations would be materially adversely affected.

Risks associated with international sales could adversely affect our operating results.

     Overall, our revenue from international sales accounted for approximately 41%, 37% and 43% of net sales for 1999, 1998 and 1997, respectively. The sale of products in foreign countries involves a number of risks that can arise from international trade transactions, local business practices and cultural considerations, including:

     Currency exchange rate fluctuations and restrictions;
     Import-export regulations;
     Customs requirements;
     Ability to secure credit and funding;
     Longer payment cycles;
     Foreign collection problems;
     Political and transportation risks;
     and Economic turmoil.

     Some of our other major customers are relying on growth in international markets, including Asia and Latin America, for sales of their products. The demand for our products will be reduced if the economies in these regions decline.

     We have grown our revenue over the past several years partly from shipments to South Korean customers. In 1999, our revenue from South Korean customers was approximately $16.8 million, equal to 17% of total revenue, and in 1998 it was approximately $14 million, or 14% of revenue. However, revenue from South Korean customers fluctuates greatly as experienced in the last quarter of 1998 when revenue from South Korean customers declined to $1.1 million or approximately 5% of total revenue compared to $4.8 million or approximately 18% of total revenue in the immediately preceding quarter. The South Korean economy and the economies of many other countries in Asia and around the world have experienced economic turmoil and recession during the past 18 months and may continue to face economic problems which would adversely impact our sales in these regions.

Because we depend on a few large customers, our operating results would be adversely affected by the loss of one or two customers.

     A few large customers have accounted for a significant portion of our net sales. Sales to our top 10 customers accounted for approximately 70% in 1999 and 76% of net sales in 1998. Motorola, our largest customer, accounted for 23% of net sales in 1999 and 17% of net sales in 1998 and may account for a higher percentage of net sales in 2000. We expect that sales of our products to a limited number of customers will continue to account for a high percentage of our net sales in the foreseeable future. Our future success depends largely upon the decisions of our current customers to continue to purchase our products, as well as the decisions of prospective customers to develop and market systems that incorporate our products.

A disruption in our Costa Rican operations could have an adverse impact on our operating results.

     During 1999, net sales from our Costa Rican operation accounted for approximately 47% of our consolidated net sales and 31% of our operating income. We expect our Costa Rican operations to account for an increasing proportion of our overall operations in the future. Operating a production facility in Costa Rica presents potential risks of disruption, including:

     Government intervention;
     Wars;
     Currency fluctuation
     Limited supply of labor;
     Labor disputes;
     Earthquakes;
     Volcanic eruptions;
     Hurricanes;
     Floods; and
     Mud slides.

     Any such disruptions could have a material adverse effect on our business, results of operations and financial condition.

A continued decline in selling prices for some of our key products could have an adverse impact on our operating results.

     Selling prices for our products have declined due to competitive pricing pressures and to the use of newer surface mount package devices that are smaller and less expensive than previous generation filters. We have experienced declines in prices for filters for GSM base stations due to the use of surface mount packages, and we expect this will occur in filters for CDMA base stations. In addition, we expect prices for handset filters to continue to decline as they become smaller and as competitive pricing pressure increases. A continued decline in prices could have a material adverse impact on both our revenues and margins.

If we experience a decline in our manufacturing yields, our operating results will be adversely affected.

     The manufacture of SAW devices involves complex processes that may result in reduced yields from time to time, the causes of which are often difficult to determine. A reduction in yields at any stage of the manufacturing process would have a material adverse effect on our ability to meet our quoted delivery times and cost of production, which would have an adverse impact on our operations and profitability.

If one or more customers cancel or terminate purchase orders or delay deliveries with short notice, our operating results would be adversely affected.

     Purchase orders for our products may be large and intended to satisfy customers' long-term needs. In addition, our customers' orders are typically subject to cancellation or modification with very short notice. Accordingly, our backlog is not necessarily indicative of future product sales, and a delay or cancellation of a small number of purchase orders may adversely impact our operations. In addition, our expense levels are based, in part, on our expectations of future product sales and therefore are relatively fixed in the short term. If we were unable to reduce our expense levels correspondingly with a reduction in sales levels, our results of operations would be further harmed.

New competitive products or technologies may be developed which could reduce demand for our products.

     Our business is dependent upon the application of SAW-based technology. Competing technologies, including digital filtering technology, direct conversion or any other technology that could be developed, could replace or reduce the use of SAW filters for certain applications. Direct conversion is a process that converts an RF signal to baseband without the need for a SAW IF filter. Any development of a cost-effective technology that replaces SAW filtering technology or reduces the need for SAW filtering technology could have a material adverse effect on our business, financial condition and results of operations.

We expect competition to increase which could result in lower selling prices which would have an adverse effect on our operating results.

     Competition in the markets for our products is intense. We compete against large international companies that have substantially greater financial, technical, sales, marketing, distribution and other resources than us. In addition, we may face competition from companies that currently manufacture SAW devices for their own internal requirements, as well as from a number of our customers that have the potential to develop an internal supply capability for SAW devices. We expect competition to increase from both established and emerging competitors, as well as from internal capabilities developed by certain customers. Our ability to compete effectively in our target markets depends on a variety of factors both within and outside of our control, including timing and success of new product introductions, availability of manufacturing capacity, the rate at which customers incorporate our components into their products, our ability to respond to competitive pricing pressures, availability of technical personnel, sufficient supplies of raw materials, the quality, reliability and price of products and general economic conditions. There can be no assurance that we will be able to compete successfully in the future.

If we are not able to protect our intellectual property or if we infringe on the intellectual property of others, our business and operating results could be adversely affected.

     We rely on a combination of patents, copyrights and trade secrets to establish and protect our intellectual property rights. There can be no assurance that patents will issue from any of our pending applications or that any claims allowed from existing or pending patents will be sufficiently broad to protect our technology. In addition, there can be no assurance that any patents issued to us will not be challenged, invalidated or circumvented, or that the rights granted will provide proprietary protection. Litigation may be necessary to enforce our patents, trade secrets and other intellectual property rights, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, results of operations and financial condition regardless of the final outcome of the litigation. We are not currently engaged in any patent infringement suits nor have we been threatened with any such suits in recent years. Despite our efforts to maintain and safeguard our proprietary rights, there can be no assurances that we will be successful in doing so or that our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technologies. If any of the holders of these patents assert claims that we are infringing such patents, we would be forced to incur substantial litigation expenses. In addition, if we were found to infringe, we would be required to pay substantial damages, pay royalties in the future or be enjoined from infringing on such patents in the future.

A failure to attract and retain qualified individuals for critical positions could have an adverse impact on our business, financial condition and results of operations.

     Our success depends, in part, on the performance of a number of key management and technical personnel, the loss of one or more of whom could have a material adverse effect on our business. Our success will also depend, in part, on our ability to attract and retain qualified professional, technical, production, managerial and marketing personnel, both domestically and internationally. Competition for such personnel in our industry is very intense. While we have not yet experienced significant problems in recruiting or retaining qualified personnel, we cannot be certain that such problems will not arise in the future.

Our operating results could be adversely affected by fluctuations in the value of foreign currencies.

     Our international sales are generally denominated in U.S. dollars. However, we may be required in the future, due to competition, to denominate sales in the foreign currencies of certain countries or in the new euro for some of our European customers. As a result, fluctuations in currency exchange rates may have a significant effect on our sales, even in the absence of an increase or decrease of unit sales to foreign customers. A strong U.S. dollar could make our products more expensive for foreign customers, which could have a material adverse effect on our ability to compete internationally. We also purchase a great deal of our key raw materials and equipment from foreign countries, primarily Japan. A weak U.S. dollar could make our purchases more expensive.

     Over the past two years, the valuations of many foreign currencies have fluctuated significantly relative to the U.S. dollar. The Korean won and Japanese yen, in particular, have fluctuated in value due in part to the economic problems experienced by these countries.

     We have not, to date, engaged in substantial hedging transactions for our foreign exchange risks. If any of our future international sales are denominated in foreign currencies, we may find it necessary to engage in rate hedging activities with respect to certain exchange rate risks. There can be no assurance that we will engage in such exchange rate hedging or that any such activities will successfully protect against such risks.

We could be subject to fines, suspension of production or cessation of operations if we fail to comply with the many laws and government regulations applicable to our business.

     We are subject to a variety of federal, state and local laws, rules and regulations relating to the discharge and disposal of toxic, volatile and other hazardous chemicals used in our manufacturing processes and to export controls. The failure to comply with present or future regulations could result in the imposition of fines, suspension of production or a cessation of operations. Such regulations could require us to acquire significant equipment or to incur substantial expense in order to comply with such regulations. Any past or future failure to control the use of or the discharge of toxic or hazardous substances or to comply with export regulations could subject us to future liabilities and could have a material adverse effect on our business, results of operations and financial condition.

A number of factors affecting our customers may result in the cancellation of orders or delays in deliveries of our products to these customers.

     The increasing demand for wireless communications has exerted pressure on regulatory bodies worldwide to adopt new standards for wireless communications products and services. The delays inherent in this governmental approval process have in the past, and may in the future, cause the cancellation, postponement or rescheduling of the installation of communications systems by our customers. Any such delays may have a material adverse effect on the sale of our products to these customers. In addition, our customers may have difficulty in obtaining parts from other suppliers, such as flash memory for wireless handsets, causing these customers to cancel or delay orders for our products.

Our manufacturing facilities are located in areas prone to natural disasters.

     Our main facility is located in Orlando, Florida and we also have a production facility in Costa Rica. Hurricanes, tropical storms, flooding, tornadoes, and other natural disasters are common events for the southeastern part of the United States and in Costa Rica. We could suffer disruptions due to natural disasters that could have an adverse effect on our operations. Our Costa Rican facility is also prone to these disasters as well as mud slides, earthquakes and volcanic eruptions. Any disruptions from these or other events would have a material adverse impact on our operations and financial results.

Year 2000 problems could have an adverse effect on our operations.

     We are subject to potential Year 2000 problems affecting our internal systems, the systems of our suppliers and our customers. If any of these are not corrected for Year 2000 problems, our operations could be materially impacted. We have completed an examination of these systems and a summary of our results is included elsewhere in this prospectus.

Our stock price has been volatile.

     There has been significant volatility in the market price of our common stock, as well as in the market price of securities of technology-based companies and the U.S. stock markets overall. Some of the factors that could affect our stock price include:

     Variations in our operating results or the operating results of our customers or competitors;
     Announcements of new products by us or by our competitors;
     Gain or loss of significant contracts;
     Announcements of technological innovations;
     Acquisitions by us or our competitors;
     Changes in analysts' estimates of our financial performance; Government regulatory action;
     Developments or disputes regarding proprietary rights;
     General trends in the industry; and
     General economic or stock market conditions.

     Additionally, in the past, securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Certain considerations could make it more difficult for others to acquire us.

     Certain anti-takeover provisions of the Florida Business Corporation Act could have the effect of making it more difficult for a third party to acquire us or of discouraging a third party from attempting to acquire us. These anti-takeover measures could result in a lower value to be received by our shareholders if an acquisition was not approved by our Board of Directors. Such provisions could limit or depress the price that certain investors might be willing to pay in the future for shares of our stock. We are also authorized to issue preferred stock, with rights senior to our common stock, without the necessity of shareholder approval. We have no present plans to issue shares of preferred stock. However, issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

     In addition, the Sawtek Employee Stock Ownership and 401(k) Plan, or the ESOP, owns approximately 29% of our outstanding common stock and will own approximately 24% of our outstanding common stock after this offering. The ESOP trustee has the right to vote all of these shares. The ESOP trustee votes the shares allocated to participants' accounts in accordance with their voting direction and votes in its sole discretion with respect to the unallocated shares. If the ESOP trustee votes against or opposes a proposed acquisition of us, a potential acquirer may be discouraged from acquiring us even though the holders of a majority of the shares of our common stock are in favor of the acquisition.

                           FORWARD-LOOKING STATEMENTS

     Certain statements under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," and elsewhere in this prospectus are "forward-looking statements." These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in the prospectus that are not historical facts. When used in this prospectus, the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including our plans, objectives, expectations and intentions and other factors discussed under "Risk Factors."

                                 USE OF PROCEEDS

     All of the shares will be sold by the selling shareholders. We will not receive any proceeds from the sale of these shares. The selling shareholders will pay for all direct out-of-pocket expenses associated with this offering.

                                 DIVIDEND POLICY

     We have never declared or paid dividends on our common stock. We intend to retain our earnings to finance expansion of our business and do not anticipate paying cash dividends on our common stock in the foreseeable future.

                           PRICE RANGE OF COMMON STOCK

     Our shares are traded on the Nasdaq National Market under the symbol "SAWS." The following table sets forth the high and low sales price per share of our common stock as reported by the Nasdaq National Market for the periods indicated (all prices are adjusted for the two-for-one stock split in August
1999):

                                                            High           Low
                                                            ----           ---
Fiscal Year Ended September 30, 1998
1st Quarter                                                $23.38         $10.50
2nd Quarter                                                 15.50          10.47
3rd Quarter                                                 16.25           6.19
4th Quarter                                                  9.63           5.13
Fiscal Year Ended September 30, 1999
1st Quarter                                                $11.94          $5.91
2nd Quarter                                                 17.59           8.75
3rd Quarter                                                 23.63          15.25
4th Quarter                                                 40.75          22.31
Fiscal Year Ending September 30, 2000
1st Quarter (through December 9, 1999)                     $66.00         $32.50

     The last reported sale price of our common stock on the Nasdaq National Market on December 9, 1999 was $61.00 per share.

     As of November 30, 1999, there were 42,384,723 shares of common stock outstanding (net of 283,471 shares held as treasury stock) held by approximately 120 shareholders of record. Many shareholders hold their shares in "street name." We believe we have more than 4,000 beneficial owners of our common stock.

                                 CAPITALIZATION

     The following table sets forth our audited capitalization as of September 30, 1999. Because we are not selling any shares in this offering, there will not be a change in capitalization from September 30, 1999 as a result of the selling shareholders' sale of shares.

                                                              Balance at September 30, 1999
                                                              -----------------------------
                                                            (in thousands, except share data)

Current maturities of long-term debt                                   $    379
Long-term debt, less current maturities                                   1,790
                                                                       --------
     Total debt                                                        $  2,169
Shareholders' Equity:
  Common stock; $.0005 par value; 120,000,000
   authorized shares; 42,668,194 issued and outstanding shares               11
Capital surplus                                                          74,765
Unearned ESOP compensation                                                 (781)
Retained earnings                                                        87,330
Less common stock held in treasury; 437,705 shares, at cost              (2,926)
                                                                       --------
     Total shareholders' equity                                         158,399
                                                                       --------
     Total capitalization                                              $160,568
                                                                       ========

The above table excludes:

     2,293,741 shares of common stock issuable upon exercise of options outstanding under our option plans at September 30, 1999 at a weighted average exercise price of $12.98 per share; and

     3,999,046 shares of common stock reserved for future grants or issuance under our stock option plans and employee stock purchase plan.

     All shares held by our ESOP, whether allocated to participants' accounts or not, are included in the common stock outstanding.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     In the table below, we provide you with summary historical financial data of Sawtek Inc. We have prepared this information using the consolidated financial statements of Sawtek Inc. for the five years ended September 30, 1999, which have been audited by Ernst & Young LLP, independent auditors. When you read this summary historical financial data, it is important that you read it along with the historical financial statements and related notes appearing in this prospectus, as well as the section of this prospectus titled, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Consolidated Statements of Income Data:

                                                                Year Ended September 30,
                                              1999          1998          1997           1996          1995
                                              ----          ----          ----           ----          ----
                                                        (in thousands, except per share data)

Net sales                                  $100,276       $97,700        $85,041       $59,173       $32,473
Cost of sales                                42,224        44,811         38,569        28,338        14,148
                                           --------       -------        -------       -------       -------
Gross profit                                 58,052        52,889         46,472        30,835        18,325
Operating expenses:
 Selling expenses                             5,637         6,008          5,384         4,024         3,139
 General and administrative
   expenses                                   4,319         4,693          5,842        18,852         4,244
 Research and development
   expenses                                   5,627         4,285          3,756         1,954         1,669
                                           --------       -------        -------       -------       -------
   Total operating expenses                  15,583        14,986         14,982        24,830         9,052
                                           --------       -------        -------       -------       -------
Operating income                             42,469        37,903         31,490         6,005         9,273
Other income (expense), net                   4,737         3,542          1,785           343          (144)
                                           --------       -------        -------       -------       -------
Income before income taxes                   47,206        41,445         33,275         6,348         9,129
Income taxes                                 16,522        15,240         12,556         6,568         3,405
                                           --------       -------        -------       -------        ------
Net income (loss)                          $ 30,684       $26,205        $20,719       $  (220)       $5,724
                                           ========       =======        =======       =======        ======

Net income (loss) per share:
   Basic                                   $   0.73       $  0.62        $  0.50       $ (0.01)         $0.21
                                           ========       =======        =======       =======         =====
   Diluted                                 $   0.72       $  0.60        $  0.49       $ (0.01)         $0.16
                                           ========       =======        =======       =======         =====
Shares used in per share calculations:
   Basic                                     41,946        42,360         41,092        34,734        27,816
                                           ========       =======        =======       =======        ======
   Diluted                                   42,815        43,356         42,668        40,486        36,542
                                           ========       =======        =======       =======        ======

     General and administrative expenses for 1996 include $12.9 million of ESOP compensation expense.

Consolidated Balance Sheet Data:

                                                                               September 30,
                                                        1999           1998           1997           1996           1995
                                                        ----           ----           ----           ----           ----
                                                                              (in thousands)
Cash, cash equivalents and
 short-term investments                              $115,274        $ 84,131       $ 58,073        $27,743       $  2,821
Working capital                                       135,200          99,038         68,658         36,307          7,490
Total assets                                          191,579         148,710        120,506         75,524         23,802
Long-term debt, less
 current maturities                                     1,790           2,169          2,868          3,907          6,916
Total shareholders' equity                           $158,399        $123,877       $ 98,218        $62,086       $(20,265)


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis in conjunction with our consolidated financial statements and the notes thereto included in this prospectus and the Selected Consolidated Financial Data above.

Overview
--------
     We were incorporated in January 1979 to design, develop, manufacture and market a broad range of electronic components based on SAW technology for use in telecommunications, data communications, video transmission, military and space systems and other applications. Our focus has been on the high-end performance spectrum of the market, and our primary products are SAW bandpass filters, resonators, delay lines, oscillators, SAW-based subsystems and chemical sensors. Our products were initially concentrated in the military and space systems market, with over half of net sales in 1992 attributable to this market segment. Since then, we made a strategic decision to target commercial markets, which accounted for approximately 94% of net sales in 1999 and 92% of net sales in 1998. We have witnessed significant growth in our international markets over the last five years. International sales accounted for 41% of net sales in 1999.

     We derive revenue from high-volume commercial production components, military/industrial production components and engineering services and products. Non-recurring engineering revenue is included in net sales and relates to the design and development of custom devices and delivery of one or more prototype units. In all cases, revenue is recognized when the parts or services have been completed and units, including prototypes, have been shipped.

     Net sales increased 14.9% from 1997 to 1998, and 2.6% from 1998 to 1999. The growth in net sales was attributable to growth in the wireless communications market to which we supply SAW bandpass filters for cellular and PCS base stations and handsets. We have a broad product line of SAW filters, components and subsystems with average selling prices ranging from under $1 for RF filters to over $10,000 for complex sub-systems.

     For 1999, net sales to our top 10 customers accounted for approximately 70% of net sales, compared to 76% in 1998, with the top five customers accounting for approximately 55% of net sales in 1999, compared to 61% in 1998. We expect that sales of products to a limited number of customers will continue to account for a high percentage of our net sales in the foreseeable future.

Results of Operations
---------------------
     The following table sets forth, for the periods indicated, the percentage relationship of certain items from our statements of income to net sales:

                                                         Percentage of Net Sales
                                                         Year Ended September 30,
                                                   1999            1998            1997
                                                   ----            ----            ----
Net sales                                          100.0%         100.0%          100.0%
Cost of sales                                       42.1           45.9            45.4
                                                   -----          -----           -----
Gross margin                                        57.9           54.1            54.6
Operating expenses:
 Selling expenses                                    5.6            6.1             6.3
 General and administrative expenses                 4.3            4.8             6.8
 Research and development expenses                   5.6            4.4             4.4
                                                   -----          -----           -----
   Total operating expenses                         15.5           15.3            17.5
                                                   -----          -----           -----
Operating income                                    42.4           38.8            37.1
Other income-net                                     4.7            3.6             2.1
                                                   -----          -----           -----
Income before income taxes                          47.1           42.4            39.2
Income taxes                                        16.5           15.6            14.8
                                                   -----          -----           -----
Net income                                          30.6%          26.8%           24.4%
                                                   =====          =====           =====


Comparison of Years Ended September 30, 1998 and 1999
-----------------------------------------------------
     Net Sales. Net sales increased 2.6% from $97.7 million in 1998 to $100.3 million in 1999. The increase was due to an increase in shipments of bandpass filters for CDMA handsets, which increased from 28% of net sales in 1998 to 31% of net sales in 1999. Sales of filters for base station applications decreased 3% from 1998 due to lower average selling prices. Sales for military and space applications also declined from 9% of sales in 1998 to 6% of sales in 1999. International sales increased from 37% of net sales in 1998 to 41% of net sales in 1999 due to the recovery of the South Korean market, which accounted for 17% of net sales in 1999 compared to 14% of net sales in 1998. Sales to all other international markets also increased slightly in 1999 compared to 1998.

     Gross Margin. The gross margin increased from 54.1% of net sales in 1998 to 57.9% of net sales in 1999. The increase was attributable to higher yields, reduced prices for certain raw materials, a lower labor base for much of 1999 compared to 1998 and a shift of more production to our low-cost, high-volume Costa Rican operation. Our Costa Rican operation accounted for 37.5% of net sales in 1998 compared to 46.9% of net sales in 1999. We believe that we will produce a significantly higher volume of products in 2000 compared to 1999; however, these newer products will likely have substantially lower average selling prices compared to products sold in 1999. As a result, we believe that while revenue may increase in 2000, our gross margin will decline as a percent of net sales because the newer products will be subject to more competitive pricing and the cost to manufacture them will be higher as a percent of revenue compared to products sold in 1999.

     Selling Expenses. Selling expenses decreased in absolute dollars and as a percentage of net sales from 1998 to 1999. The decrease was due to reduced corporate sales expense and reduced commissions paid to independent sales representatives due in part to our opening of a Korean sales office which reduced the cost of selling into the Korean market.

     General and Administrative Expenses. General and administrative expenses decreased in absolute dollars and as a percentage of net sales from 1998 to 1999. The decrease was due to reduced corporate administrative staff in 1999 compared to 1998. In addition, the general and administrative costs for 1998 included various costs associated with the acquisition of Microsensor Systems, Inc. and costs to transfer certain of its operations to Orlando.

     Research and Development Expenses. Research and development expenses increased 31.3% from $4.3 million in 1998 to $5.6 million in 1999. The increase was due to more R&D programs undertaken, including costs associated with developing VaporLab, which is a handheld SAW-based chemical detector, costs associated with developing SAW-based RF filters and other programs.

     Other Income. Other income increased $1.2 million from 1998 to 1999 due to increased interest income on our cash and investment portfolio, which increased from $84 million in 1998 to $115 million in 1999.

     Income Tax Expense. The provision for income tax as a percentage of income before tax was 36.8% in 1998 compared to 35% in 1999. The slightly lower effective rate for 1999 compared to 1998 relates to increased tax exempt interest earned, the benefit from our foreign sales corporation, increased R&D tax credit due to increased R&D expenditures and a lower effective rate for state income taxes. We believe that our effective tax rate will be between 34% and 35% for 2000.

Comparison of Years Ended September 30, 1997 and 1998
-----------------------------------------------------
     Net Sales. Net sales increased 14.9% from $85.0 million in 1997 to $97.7 million in 1998. The increase was due to an increase in shipments of CDMA subscriber handset filters which grew from 16% of net sales in 1997 to 28% of net sales in 1998. Sales of GSM base station filters declined from $16.1 million in 1997 to $14.8 million in 1998 due to the conversion to smaller, lower cost, surface mount package filters in 1998 compared to larger, higher average price, dual-in-line package filters sold in 1997. Sales of CDMA base station filters were essentially unchanged from the previous year. International sales decreased from 43% of total sales in 1997 to 37% of total sales in 1998 due to the economic recession in Asia and reduced revenue from GSM base station filters to European customers. Sales to South Korean customers decreased from 16% of total revenue in 1997 to 14% of total revenue in 1998. Sales to South Korean customers dropped in the fourth quarter of 1998 to approximately 5% of total sales due to the economic turmoil experienced in that country and the decline in consumer and industrial spending. Sales for military and space systems decreased from $9.8 million in 1997 to $8.8 million in 1998.

     Gross Margin. Gross margin decreased slightly from 54.6% in 1997 to 54.1% in 1998 due to lower gross profit margin on filters for subscriber handsets, which increased as a percentage of overall revenue, lower gross profit margin on surface mount GSM base station filters and competitive pricing pressure. Offsetting these factors were improvements in manufacturing automation, improved yields and higher productivity per worker in 1998 compared to 1997.

     Selling Expenses. Selling expenses increased 11.6% from $5.4 million in 1997 to $6.0 million in 1998 due to commissions paid to independent sales representatives and increased costs for internal sales personnel and related expenses. Selling expenses decreased as a percentage of overall sales from 6.3% in 1997 to 6.1% in 1998.

     General and Administrative Expenses. General and administrative expenses decreased 19.7% from $5.8 million in 1997 to $4.7 million in 1998 due to reduced corporate administrative staff in 1998 compared to 1997, lower bonus payments and no grants of compensatory stock options in 1998 compared to 1997.

     Research and Development Expenses. Research and development expenses increased 14.1% from $3.8 million in 1997 to $4.3 million in 1998 due to additional personnel and expanded research and development efforts, particularly for the development of SAW-based chemical sensors. A significant portion of our development activities are conducted in connection with the design and development of devices for specific customer applications, which are paid for by customers. The revenue generated from these items is included in net sales and the cost is reflected in cost of sales rather than in research and development expenses.

     Other Income. Other income increased in 1998 due to interest earned on the higher cash and investment balances in 1998 compared to 1997 and lower interest expense.

     Income Tax Expense. The provision for income taxes as a percentage of income before tax was 36.8% in 1998 compared to 37.7% in 1997. The slightly lower effective tax rate for 1998 relates to increased interest earned on tax-exempt securities, the benefit from our foreign sales corporation and a lower effective rate for state income taxes.

Liquidity and Capital Resources
-------------------------------
     To date, we have financed our business through cash generated from operations, bank borrowings, lease financing, the private sale of securities, our May 1, 1996 initial public offering and the July 1, 1997 follow-on public offering. We require capital principally for equipment, financing of accounts receivable and inventory, investment in product development activities and new technologies, expansion of our operations in Orlando and Costa Rica and potential acquisitions of new technologies or compatible companies. For the year ended September 30, 1999, we generated net cash from operating activities of $42.4 million, consisting primarily of net income of $30.7 million, $7.2 million of depreciation and amortization and an increase of $6.4 million in deferred taxes, offset by a $7.1 million increase in accounts receivable.

     We have a revolving credit agreement totaling $30.0 million from SunTrust Bank, Central Florida, N.A. available through March 31, 2000. There were no balances outstanding on this credit line at September 30, 1999.

     We made capital expenditures of approximately $11.4 million during the year ended September 30, 1999. We intend to spend approximately $32 million in 2000 on capital equipment and facilities to increase capacity.

     In the fourth quarter of 1998, the Board of Directors authorized us to repurchase up to 2,000,000 shares of common stock. To date, 1,129,810 shares have been repurchased under this program, of which 358,810 shares costing approximately $2.9 million were purchased in the year ended September 30, 1999. We expect to continue to repurchase shares of common stock from time to time in the future. The repurchased shares will be used to satisfy stock option exercises and issuance of shares under other stock-related benefit programs.

     We believe that our present cash position and funds expected to be generated from operations will be sufficient to meet our projected working capital and other cash requirements for 2000. Thereafter, we may require additional equity or debt financing to address our working capital needs or to provide funding for capital expenditures. There can be no assurance that events in the future will not require us to seek additional capital sooner or, if so required, that it will be available on acceptable terms, if at all.

Foreign Operations, Export Sales and Foreign Currency
-----------------------------------------------------
     We established a subsidiary in Costa Rica in 1996, began operations in the second quarter and commenced shipments in the third quarter of 1996. As of September 30, 1999, we had a net investment in fixed assets of approximately $16.7 million in this operation and recorded net sales of approximately $47.1 million with an operating profit of approximately $16.8 million for 1999. The functional currency for the Costa Rican subsidiary is the U.S. dollar since sales, and most material cost and equipment are U.S. dollar denominated. The effects of currency fluctuations of the local Costa Rican currency are not considered significant and are not hedged.

     In 1996, we established a "foreign sales corporation" pursuant to the applicable provisions of the Internal Revenue Code to take advantage of income tax reductions on export sales. For 1999, the cost to operate this subsidiary was less than $10,000, and it has less than $10,000 in identifiable assets.

     In 1999, we opened a sales and service office in Seoul, South Korea to assist in our Asian sales efforts. The cost to operate this subsidiary in 1999 was less than $200,000.

     International sales are denominated in U.S. dollars and represented 41%, 37% and 43% of net sales for the years ended September 30, 1999, 1998 and 1997, respectively. Sales to the European market accounted for 18%, 18% and 22% for these same periods, respectively, and sales to the Asian and Pacific Rim markets, principally to South Korea were 18%, 16% and 17%, respectively for these same periods. See Notes 11 and 12 to the Consolidated Financial Statements.

     Over the past year, the value of many foreign currencies have fluctuated relative to the U.S. dollar. The Korean won and Japanese yen, in particular, have fluctuated in value due in part to the economic events experienced by these countries over the past year. A stronger U.S. dollar makes it more difficult for us to sell our products to customers in these countries and makes it more difficult for us to compete against SAW producers based in these countries. A weaker U.S. dollar may make it more expensive for us to buy certain raw materials and equipment from Japanese suppliers.

     The new common European currency, the euro, made its debut in January 1999. Approximately 20% of our sales are to European customers. To date, none of our customers or suppliers has requested us to transact business in the euro. At this time, the impact of this new currency is not determinable.

Recently Issued Accounting Standards
------------------------------------
     Please see Note 1 to the Consolidated Financial Statements for a discussion of new pronouncements.

Impact of Inflation
-------------------
     We believe that inflation has not had a material impact on operating costs and earnings.

Year 2000 Readiness
-------------------
     The Year 2000 issue relates to the method used by computer systems and software for recognizing a year represented by "00" as 1900, instead of 2000. Computer hardware and software describes traditional information technology systems such as enterprise resource planning systems, accounting systems, fax servers, print servers, desktop computers and applications, telephone/PBX systems, as well as other systems such as manufacturing equipment, facilities equipment and security systems and imbedded hardware. Some computer hardware and software may recognize a year represented by "00" as 1900, instead of 2000. This could result in unexpected behavior in the affected hardware or software. These systems will need to be able to accept four-digit entries to distinguish years beginning with 2000 from prior years. As a result, systems that do not accept four-digit year entries will need to be upgraded or replaced to comply with Year 2000 requirements.

     Our State of Readiness - Year 2000

     Our Year 2000 inventory, assessment, remediation and testing began in January 1998. We believe that we have substantially completed the tasks necessary for a successful Year 2000 transition.

     To certify Year 2000 compliance, we employed two methods. Vendor certification was the primary method utilized. In order for a system from a vendor to be considered compliant, we required a written statement from that vendor, as well as a description of the testing methods used. If this information was not available or was not otherwise considered adequate, we performed internal tests. These tests included the use of a certified hardware test program, the examination of the software source code by our Software Engineering Department or Information Systems Department and advancing the date past January 1, 2000.

     We also surveyed key suppliers. As of November 30, 1999, 100% of those surveyed had responded. Of those surveyed, all stated that they are compliant. No suppliers responded that they would fail to be Year 2000 compliant.

     We believe, based on surveys of our key customers, that all of them either have achieved full Year 2000 compliance or will be compliant by December 31, 1999.

     Costs to Address the Year 2000 Issues

     The bulk of our costs to address Year 2000 issues are internal staff time estimated at less than $200,000 and the cost to upgrade our main MRP software which is certified as Year 2000 compliant. The cost of this upgrade, which was purchased in 1998, was $48,000. The cost to complete the Year 2000 compliance was funded out of 1998 and 1999 operating cash flow.

     The Risks of the Year 2000 Issues

     Our products generally are not date sensitive and, therefore, are not subject to Year 2000 defects or problems. We believe that our primary manufacturing, engineering, financial and administrative systems are Year 2000 compliant. We believe that the greatest potential risk from Year 2000 issues relates to the possibility that a major supplier or customer whose systems are not Year 2000 compliant may be unable to meet delivery requirements for important raw materials or equipment or may not be able to accept shipment of our products until they correct their Year 2000 problem.

     We believe that the Year 2000 issue will not pose significant operational problems. However, if all Year 2000 issues are not properly identified, or assessment, remediation and testing are not effected in a timely fashion, there can be no assurance that the Year 2000 issue will not materially adversely impact our results of operations or adversely affect relationships with customers, vendors or other relevant parties. Additionally, there can be no assurance that the Year 2000 issues of other entities will not have a material adverse impact on our systems or results of operations.

Our Contingency Plans - Year 2000
---------------------------------
     We have completed a comprehensive analysis of the operational problems and costs (including loss of revenues) that could reasonably occur from any failure by us or third parties to complete efforts necessary to achieve Year 2000 compliance on a timely basis. A contingency plan has been developed for dealing with the most likely, worst-case scenario. This worst-case scenario includes difficulties in customer billing, order processing, disruptions in our receipt of raw material, loss of power and equipment malfunction. If this worst-case scenario occurred it would harm our business. Depending on the systems affected, these plans include increased work hours for our personnel or the use of contract personnel to correct (on an accelerated schedule) any Year 2000 problems that may arise and use of manual workarounds for information systems. However, because of our large power requirements, it is not practical to establish emergency power systems should our electrical suppliers encounter disruption in service.

Quantitative and Qualitative Disclosures about Market Risk
----------------------------------------------------------
     We are exposed to minimal market and interest rate risk. We manage the sensitivity of our results of operations to these risks by maintaining a conservative investment portfolio, which is comprised solely of highly rated, short-term investments. We do not hold or issue derivative securities, derivative commodity instruments or other financial instruments for trading purposes. We are exposed to currency exchange fluctuations since we sell our products internationally and we purchase raw materials and equipment from foreign suppliers. We are also exposed to currency fluctuations associated with our Costa Rican operation. We manage the sensitivity of our international sales, purchases of raw materials and equipment and our Costa Rican operation by denominating most transactions in U.S. dollars. We do engage in limited foreign currency hedging transactions, principally to lock in the cost of purchase commitments that are not denominated in U.S. dollars.

     We are exposed to minimal interest rate risk on debt instruments as our outstanding debt is less than $3 million, and we do not plan to use additional debt-based financing to fund capital expenditures in 2000.










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



                                    BUSINESS

Overview
--------
     We design, develop, manufacture and market a broad range of electronic signal processing components based on surface acoustic wave, or SAW, technology primarily for use in the wireless communications industry. Our primary products are custom-designed, high performance bandpass filters, resonators, delay lines, oscillators and SAW-based subsystems. These products are used in a variety of microwave and RF systems, such as CDMA and GSM digital wireless communications systems, digital microwave radios, wireless local area networks, cable television equipment, Internet infrastructure, various defense and satellite systems and chemical sensors. We believe our products offer key advantages such as lower distortion, reduced size and weight, high reliability and precise frequency control compared to products based on alternative technologies and address rapidly growing needs in telecommunications, data communications, video transmission, military and space systems and other markets. Our proprietary computer aided design and analysis software tools support rapid and precise SAW device design and simulation, enabling us to achieve timely new product development. Our customer base includes major telecommunications equipment producers such as Ericsson, Hyundai, LGIC, Lucent Technologies, Motorola, Nokia, Qualcomm and Samsung.

Industry Background
-------------------
     Electronic systems which transmit or receive voice, data or video must contain various signal processing components such as bandpass filters, resonators, delay lines and oscillators. These components can be used to modify and condition the desired signals and reject unwanted signals that cause distortion and interference. The frequencies at which these systems transmit and receive information are in the RF or microwave frequency range. However, before the information can be used, the signal must generally be converted to a lower IF, or intermediate frequency, and finally to the lowest system frequency, commonly referred to as baseband. While the RF and microwave frequencies at which voice, data and video systems operate are generally dictated by regulatory bodies such as the FCC, system designers have considerable flexibility in selecting one or more IF frequencies which suit the requirements of the specific application and design approach. Consequently, IF components, particularly filters, are developed specifically for each customer and application, even though they frequently must be produced in large quantities. The performance demands placed on these components by increasingly complex systems have changed dramatically over the past few years, particularly in wireless applications.



                                       30


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     The wireless communications industry is experiencing significant worldwide growth. Cost reductions and technological improvements in such wireless communications products as cellular, personal communications services, or PCS, WLL, global satellite telephones and wireless data systems are contributing to this growth. Wireless communications systems can offer the functional advantages of wired systems without the costly and time consuming development of an extensive wired infrastructure, which is of particular importance in developing parts of the world. Rapidly emerging digital telecommunications standards and technology are providing the performance improvements necessary to address overcrowding of existing cellular systems as well as increased functionality. Unless wireless carriers adopt the emerging digital standards, they will suffer from dropped calls due to the overcrowding problem. These standards include CDMA, which is predominately utilized in the United States and South Korea as well as in Japan, China and other countries, and GSM, adopted throughout Europe and in many other countries worldwide. These new approaches are being utilized to provide cellular and PCS mobile services as well as fixed WLL networks. As demands for wireless communications subscriber services grow, service providers are offering digital handset products and expanding the associated infrastructure. These factors, coupled with regulatory changes in the United States and abroad, as well as advances in wireless communications technology, are leading to substantial worldwide growth in existing systems and the emergence of new markets and applications.

     As the wireless telecommunications industry has expanded, previously allocated frequency bands have become increasingly congested, and the need to precisely control transmission frequencies and to filter unwanted signals without distortion has become critically important. In response to this crowding of existing frequency bands, regulatory agencies have allocated new blocks of spectrum at higher frequencies and more stringently regulated allowable signal bandwidths. Systems operating at these higher microwave and RF frequencies require higher frequency IF components to simplify the overall system architecture, thereby reducing cost, complexity and power consumption. To make more efficient use of the crowded frequency bands, the spacing between adjacent signal channels must be reduced, placing the desired signal very close to unwanted interfering signals. Highly selective RF and IF filters are required to pass the desired signal without distortion, while rejecting interfering signals from adjacent channels or frequency bands and other sources.

     Telecommunications systems, including cellular and PCS, are rapidly evolving from traditional analog to more efficient digital-based systems to improve system performance and capacity. These digital systems require a wider range of bandwidths, higher frequencies and more precise bandwidth control. Furthermore, for highly bandwidth-efficient digital transmission systems to operate properly, all frequency components of the signal must pass through the system with essentially the same time delay or severe distortion may result.

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



     The development of RF integrated circuits, coupled with surface mount packaging, or SMP, technology, has facilitated a significant reduction in the size of portable wireless products. These developments have, in turn, driven the demand for rugged, miniature, surface mount RF and IF signal processing components, particularly for use in handset applications such as cellular telephones.

     Traditional signal processing technologies include lumped element known as LC filters, ceramic and bulk acoustic wave, or BAW, crystal filters, resonators and oscillators. While these basic approaches have been improved to address changing demands, the improvements have been largely incremental and evolutionary, rather than revolutionary. It is generally difficult to build traditional LC filters with the high selectivity and precision required by many new systems. In addition, most LC filters tend to drift in frequency and degrade in performance with changes in operating temperature. Conventional BAW crystal filters are difficult to build in the higher RF and IF frequency ranges and increasing bandwidths required for many emerging communications applications because the crystal elements of these filters must be made increasingly thinner, resulting in a device that is both delicate and difficult to manufacture. Many conventional types of filters, including both BAW crystal and LC, which are suitable for filtering analog signals, may produce significant distortion when used to filter digital signals. Another inherent limitation of these traditional filter technologies is the inability to adequately reduce their physical size to suit many emerging applications.

The SAW Solution
----------------
     SAW technology offers a number of advantages over competing technologies, including precise frequency control and selectivity, reduced size and weight, high reliability, environmental stability and the ability to pass RF signals without significant distortion. Perhaps the most significant benefit inherent in SAW technology is the relative ease in producing large quantities of high precision components that are comparatively small in size and are passive (no current required). SAW devices are generally manufactured at the higher RF and IF frequency ranges and broader bandwidths required for emerging systems. The range of signal bandwidths that can be accommodated with SAW technology ranges from 10 MHz to 3 GHz, permitting SAW components to address almost all viable applications.

     As the use of wireless communications systems increases and new applications develop, there is a need for large quantities of both IF and RF signal processing components that can meet demanding performance, size and reliability requirements. SAW technology is an enabling solution, possessing all of these attributes, with applications in nearly all wireless communications systems.



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



Sawtek Strategy
---------------
     Our goal is to be the leading supplier of SAW devices used in wireless communications and other applications. To accomplish this goal, we have a very focused strategy. The key elements are:

     Expand our product offerings for wireless handsets. We have completed several key designs and have introduced SAW RF filters for CDMA handsets and SAW IF filters for GSM handsets. In the future we plan to offer SAW RF filters for GSM and other applications as well as SAW duplexer filters. We believe this broad product offering will augment our core business consisting of CDMA IF filters for handsets and IF base station filters for GSM and CDMA. This broad-based product offering will enable us to offer our customers a total SAW solution for wireless communications.

     Expand our manufacturing capacity. We have started an aggressive capital expenditure plan for 2000, estimated at $32 million, to increase our manufacturing capacity. This plan includes increasing the capacity and capability at our Orlando wafer fabrication facility, adding new automated production lines to our Orlando and Costa Rican operations and increasing the size of our Costa Rican facility from approximately 32,000 square feet to approximately 62,000 square feet. We anticipate completing the bulk of this program in 2000. Upon completion, our production capacity will be more than four times greater in units compared to 1999.

     Enhance our relationships with major telecommunications equipment manufacturers. We plan to focus our attention on the major telecommunication manufacturers and to further strengthen our relationships with them by developing a product-based sales force, working closely with them in the design phase and by expanding our production capacity in advance of their requirements.

     Continue to target new or emerging markets for SAW applications. We plan to continue to develop products to meet the needs of a changing marketplace, including filters for head-end equipment for cable modems for the Internet, wireless local area networks, wireless data, SAW-based chemical sensors and other applications for bringing voice, data and video into the home.

Markets and Applications
------------------------
     SAW devices may be utilized in most applications that transmit or receive microwave or RF signals. We provide products to the following markets: communications, military and space systems and other markets.

     Communications

     Applications for the communications market accounted for approximately 82% of our net sales in 1999 compared to 81% in the previous year. Our communications product offerings consist primarily of IF bandpass filters for CDMA and GSM base station equipment and CDMA subscriber handsets. Additional applications include base station repeaters, global satellite systems, digital radios and data and video applications. We offer many custom SAW components to serve these market applications.

     As systems evolve from analog to digital, it is important to understand what role the SAW filter serves. CDMA and GSM are digital technologies because the final signal processing which occurs to maximize the frequency spectrum (allowing multiple subscribers to talk at the same time within the FCC allocated frequency band), is performed digitally. The actual transmission from a phone to a base station through the air, however, must still be done through analog RF waves. A SAW filter is a passive analog component that rejects the unwanted RF signals and passes the desired signals for later digital signal processing.

     Cellular. In cellular applications, calls are placed through subscriber handsets by establishing a connection with a base station through RF channels in the 800-1,000 MHz frequency range. We supply IF bandpass filters for CDMA and GSM-based cellular base stations and for CDMA handset applications. We have also recently introduced SAW RF filters for cellular CDMA handsets and SAW IF filters for GSM handsets.

     PCS. PCS systems are enhanced cellular networks that operate in a frequency band of 1,800 to 2,000 MHz and provide a broad range of telecommunications services. We supply IF bandpass filters for CDMA and GSM-based PCS base station equipment, and bandpass filters for CDMA subscriber handsets.

     WLL. WLL systems eliminate the need for a wire (loop) connecting users to the public switched telephone network by transmitting voice messages over radio waves for the "last mile" connection between the location of the customers' telephone and a base station connected to the network equipment. We supply bandpass filters to both base station and subscriber applications for WLL.

     Data Communications. The data communications market encompasses a number of applications involving the transmission and reception of data through wired, wireless or satellite networks. As the usage of these networks increases, original equipment manufacturers, or OEMs, are pursuing broader bandwidths, faster data rates and improved data integrity. OEMs typically specify custom SAW filters based on these requirements and as a result, we frequently design unique products for each OEM. As international standards have been adopted to meet these requirements, we have developed standard products to meet these needs. Applications include digital radios, wireless local area networks, handset data terminals, global positioning systems and filters for head-end equipment to clean up signals, which will speed up Internet access for cable modems.

     Video Transmission. OEM products utilizing relatively low frequency SAW filter designs for cable television head-end equipment are purchased worldwide by cable operating companies. We manufacture a variety of SAW filters to serve the various standards required by the worldwide video transmission market. Emerging technologies within the video transmission market include digital high definition television and interactive television. We have designed custom products for both of these applications.

     Military and Space

     We have been a provider to the military and space systems markets since our inception. Our components and subsystems can be found in major applications that include electronic warfare, defense communications, missile guidance, military and commercial space systems, radar and surveillance.

     The Company performs classified work for the United States government and certain of its contractors. In early October, 1999, the Company was informally advised by Defense Security Services, or DSS, that the Company's facility security clearance had been invalidated based on foreign ownership, control or influence. The reason given by DSS for this action was that Dr. Anemogiannis, our President and Chief Operating Officer, is a Greek citizen, not a United States citizen. Dr. Anemogiannis has permanent residence status in the United States. Based on meetings with a representative of DSS, the Company amended its bylaws and adopted certain resolutions on November 2, 1999, to exclude Dr. Anemogiannis and all other officers or directors not having the necessary security clearance from having any influence or control over classified work performed by the Company. On December 8, 1999, at the suggestion of the DSS representative, the Company's Board of Directors adopted another resolution to create a committee consisting of persons who have security clearances and gave this committee full executive authority to exercise management control and supervision over all matters involving the security of classified information in the possession of the Company. DSS is currently reviewing these actions by the Company to determine whether or not to validate the Company's facility security clearance. The Company will be prohibited from accepting new classified work until it has a facility security clearance. In 1999, the Company had revenues of approximately $2,300,000 from classified work.

     Other Markets

     We custom design products that are utilized in other markets such as commercial avionics and test equipment applications for circuit design and system performance analysis including signal generators, spectrum analyzers and cellular telephone system test equipment. In addition, we market three families of standard SAW filters and offer these products for sale through distribution networks in North America and Europe.

     We have been developing SAW-based chemical sensors for several years, and we are a leading supplier of SAW resonators and delay lines used in sensor development programs. In February 1998, we acquired Microsensor Systems, Inc. of Bowling Green, Kentucky, a supplier in the developing SAW-based chemical sensor instrument market.

Products
--------
     We produce unique SAW products at frequencies ranging from 10 MHz to nearly 3 GHz. Products are organized into six product categories: bandpass filters, resonators, delay lines, oscillators, SAW-based subsystems and SAW-based chemical sensor products.

     Bandpass Filters

     Although the basic functions of SAW bandpass filters are similar for various applications, the actual specifications for each of these products are very different depending upon their usage as an RF front-end filter, an image reject filter or an IF filter. For example, while rejection is more important in a base station filter, insertion loss is more important in a handset RF filter, and group delay variation and passband flatness are critical in wireless data filters. Our sales and engineering personnel work closely with our customers to define not only the specifications needed, but also the importance of each specification. We then select a general SAW structure that best matches each customer's application and design a specific filter to meet their unique requirements. Typical filter structures and their corresponding applications are described below.

     Bi-directional Transversal Filters. This traditional SAW filter structure is characterized by very steep shape factors and relatively high insertion loss. These types of filters operate over a wide range of frequencies and fractional bandwidths. They are commonly used in applications such as military communications, cable television or CDMA base stations that require very steep rejection, but that can accept more insertion loss and a larger package size.

     Low-loss Transversal Filters. We have improved upon the bi-directional filter structure by utilizing techniques to lower the insertion loss while maintaining good selectivity. We offer low loss structures for both moderate and wide fractional bandwidth filters. Applications for these low loss, surface mount devices include CDMA handsets, digital radios, WLL, 3G base stations, WLAN and GPS.

     Reflective Low-loss Filters. To suit the narrower fractional bandwidth of GSM-based systems, Sawtek utilizes a reflective low loss design approach. Sawtek has utilized this design approach to drive GSM base station filters from larger leaded packages to smaller surface mount packages, thereby offering continuous price reductions to our customers. Recent development of the reflective low-loss technology has made a significant impact in the CDMA handset market as well. This approach has enabled us to produce these complex devices at a fraction of the size of the older, low-loss transversal filters, while offering the same or better performance.

     Resonator Filters. As we enter the handset market for RF filters and GSM IF filters, we have expanded our resonator-based filter technology to include combined mode, in-line coupled, waveguide coupled and ladder structures. This filter technology features very low insertion loss that is critical in these applications. These filters are ideally suited for pre-selector and image reject functions in mobile handset or home wireless applications.

     Resonators

     We offer two types of resonators: SAW and surface transverse wave. Products operating from 100 MHz to 2.5 GHz are available and are generally used as stable, high-Q frequency control elements that determine the operating frequencies of oscillators. We offer these products for use in high performance commercial, military and space applications, where the demand for more stringent electrical performance is not served by high volume SAW resonator manufacturers. In addition to offering these products as individual components, we use our resonators in the manufacture of high performance oscillator products.

     Delay Lines

     We currently offer SAW delay line products, consisting of non-dispersive, dispersive and multi-tap delay line configurations. All SAW delay lines make use of the fact that a surface acoustic wave travels 100,000 times more slowly than an electromagnetic wave. This permits SAW delay lines to be much smaller for a given signal delay than those of most competing technologies. Our delay line products are primarily used in military communications and electronic warfare applications, such as pulse expansion and compression radar. However, they also find uses in commercial applications, such as commercial avionics collision avoidance transponders, RF identification tag systems and wireless handset data terminal products.

     Oscillators

     We offer fixed frequency and voltage controlled oscillators based on both SAW and STW resonator technologies. Oscillators are used to generate a pure RF tone or signal. This signal often determines, directly or through frequency multiplication, the final operating frequency of the system in which it is used. Oscillators, in conjunction with additional circuitry, are also used in converting or mixing RF signals from one frequency to another. Our oscillators are used in high performance commercial and military applications such as instrumentation, avionics and electronic warfare.

     SAW-based Subsystems

     SAW-based subsystems are among our most complex and highly integrated products. In general, these subsystems consist of key SAW components, surrounded by additional circuitry, that provide a higher level of system functionality than that provided by the SAW devices alone. These products are highly specialized and are custom developed for specific applications. Our subsystem products are largely used in military and space applications and include channelized filter banks, switched filter and delay line modules and pulse expansion and compression subsystems.

     SAW-Based Chemical Sensor Products

     We offer a line of SAW-based chemical sensor instruments for the chemical agent detection market through our wholly owned subsidiary, Microsensor Systems, Inc. The customer base for chemical agent detectors includes the U.S. military, various Federal agencies and state and local municipalities. We also offer an ethylene oxide detector that is commonly used in the hospital sterilization market and a fuel dilution meter for the oil analysis market. In 1999, we introduced a new product, VaporLab, which is a handheld, battery operated device that can be programmed to detect a variety of chemical compounds for use in commercial applications. In addition, we continue to be a leading supplier of SAW resonators and delay lines used in sensor development programs throughout the world.

New Product Development
-----------------------
     Our research and development and engineering teams are developing new SAW-based products to serve the needs of our current and potential customers. Much of the effort is involved in reducing the size and increasing the performance of our devices. Examples of recent development efforts that are generating new revenue include filters for WLAN and WLL applications, significantly smaller surface mount IF filters for GSM and CDMA applications and the introduction of SAW RF filters.

     We have identified SAW-based chemical sensors and subsystems as a promising technology for new product development. A majority of our sensor development work is being conducted through our subsidiary, Microsensor Systems, Inc. To date, our scientists have made fundamental improvements in three major technical areas necessary for product development, namely, temperature compensation, polymer development and metrology. The market for SAW-based chemical sensors is in the early stages of development. For 1999, sales of chemical sensor products accounted for less than 3% of our consolidated revenue.

Technology
----------
     SAW Technology. A simple SAW filter has two transducers that consist of inter-digital arrays of thin metal electrodes photolithographically defined on a highly polished piezoelectric wafer. A piezoelectric material is one in which there exists a reciprocal, linear relationship between the electric field in the material and the mechanical strain in the material. When a signal of the proper frequency is applied across the interdigital transducers, or IDTs, the alternating electrode voltages cause the surface of the device to expand and contract due to the varying electric fields induced in the piezoelectric material. This causes the generation of a mechanical (or acoustic) wave propagating at the surface of the device. Reciprocally, the acoustic wave generates an electrostatic wave with potentials at the surface of the device that can be detected by an IDT. The electrode spacing and the material's surface acoustic wave velocity determine the operating frequency of the device. This relationship places physical limitations on the frequency of operation of practical SAW devices due to limitations in photolithographic resolution. The configuration of the IDT and properties of the substrate material determine the signal processing function and response characteristics of the device.

     SAW devices provide complex signal processing functions in a single, compact device. One example is the outstanding bandpass filter characteristics that can be achieved using SAW technology. Comparable performance utilizing LC filter technology would require numerous components and could occupy more space on a PC board. Because surface acoustic waves propagate 100,000 times more slowly than electromagnetic waves, the realization of relatively long electrical delays on devices of limited dimensions is possible. Additional performance advantages of SAW technology, which vary based on the application, include small size, linear phase, high selectivity, excellent rejection and temperature stability. The ruggedness and reliability of SAW devices are characteristic of the physical device structure. Because photolithographic processes determine device operating frequencies, SAW devices do not require complicated tuning procedures, nor do they become detuned in the field. The semiconductor microfabrication techniques used in manufacturing SAW components allow for high volume production of economical and reproducible devices. Small size and ruggedness make SAW devices useful for cellular communications and related applications. Finally, the relative radiation hardness of SAW devices makes them ideal for space-based applications.

     Computer Aided Design and Analysis Software. Our versatile and user-friendly proprietary software supports the design and simulation of a broad range of SAW device structures, allowing our design engineers to optimize the SAW design for a particular application with respect to performance, size and cost.

Manufacturing
-------------
     The manufacturing techniques used to produce our products are very similar to those used by the integrated circuit industry. In general, SAW devices are more straightforward to manufacture than most integrated circuits but involve certain highly complex and precise processes that are unique. While we control a substantial portion of the manufacturing process, some activities are outsourced. The primary raw materials used to manufacture our products are purchased from outside sources and include piezoelectric wafers and metal or ceramic packages used to house and protect the SAW die. Manufacturing scheduling and control is achieved through the use of a computer-based manufacturing resource planning system. We segregate the manufacturing process into two functional areas: wafer fabrication and assembly.

     Wafer Fabrication. The wafer fabrication process involves the deposition of a very thin, uniform coating of aluminum onto piezoelectric wafers. These metallized wafers are coated with a light sensitive material known as photoresist. The wafer is then exposed to light through a master glass plate, or photomask, which contains multiple images of the SAW devices to be produced. The image from the photomask is replicated on the wafer through a photolithographic develop and etch process. Each device on the wafer is referred to as a SAW die and each wafer may contain between several and 3,000 die, depending upon the design and performance requirements of the final product. All of our fabrication processes are conducted at our main facility in Orlando, Florida.

     Assembly. In assembly, the wafer is cut into the individual SAW die with high precision, diamond wheel dicing saws and placed in metal or ceramic packages. The SAW die and any associated components are attached to the base of the package using specialized adhesives. Electrical connections are made between the SAW die and the pins, pads or leads of the package using either manual or automatic wirebonding equipment. The packages are hermetically sealed using specialized welding equipment in a dry nitrogen atmosphere to ensure the long-term reliability of the device. After sealing, the units are generally tested for hermeticity and labeled with a laser marking system. Finally, the units are tested with automated network analyzers to ensure that the devices conform to the desired electrical specifications.

     In 1996, we established a subsidiary in Costa Rica for the production of SAW components. In 1999, our Costa Rican subsidiary accounted for approximately 47% of net sales, compared to 38% of net sales in 1998, and 36% of consolidated net fixed assets at September 30, 1999, compared to 30% at September 30, 1998.

     We have recently initiated a significant capital expansion program for both the Orlando and Costa Rican operations, estimated at $32 million for 2000. The expansion program will increase the capacity and capability of the Orlando wafer fabrication facility and will add new automated production lines in Orlando and Costa Rica. This expansion will provide the necessary capacity to pursue the high-volume SAW RF filter market as well as other opportunities.

Raw Materials and Sources of Supply
-----------------------------------
     We generally maintain alternative sources for our principal raw materials to reduce the risk of supply interruptions or price increases. We purchase these materials on a purchase order basis against annual supply agreements, and we do not normally carry significant inventories of raw material.

     We use several raw materials in manufacturing SAW components, including wafers made from quartz, lithium niobate or lithium tantalate and ceramic or metal packages used in final assembly. Relatively few companies produce these piezoelectric wafers and metal and ceramic packages. Recently, we have experienced difficulties in obtaining ceramic packages used in the production of bandpass filters. Our most significant suppliers of ceramic surface mount packages are three companies based in Japan. This reliance on a limited number of suppliers involves several risks, including reduced control over the price, foreign currency exposure, timely delivery, reliability and quality of the material. In an attempt to minimize this problem, we have alternate sources of supply, negotiated long-term agreements, and have planned to increase our raw material inventories.

Sales and Marketing
-------------------
     We use a team-based sales approach to develop relationships at multiple levels within each customer's organization, including management, engineering and purchasing. We have 15 domestic and 12 international, independent sales representatives to identify opportunities that are then managed by our internal sales force. Our sales and marketing personnel and management handle direct sales. We also utilize distributors to generate additional sales for our standard product families and we have a sales and service office in Seoul, Korea to assist with our Asian sales effort. Once an opportunity is identified, members of our engineering design team and sales team coordinate close technical collaboration with the customer during the design and qualification phase of their program. Our executive officers are actively involved in all aspects of the sales and marketing process, working closely with the senior management of our customers.

Customers
---------
     We have a concentrated customer base with five customers that each accounted for over 5% of net sales in 1999. They are, in alphabetical order, Lucent Technologies, Motorola, Nokia, Qualcomm and Samsung. Our top 10 customers accounted for approximately 70% of net sales in 1999 and 76% of net sales in 1998. The loss of any of these customers could have a material adverse effect on our business, operating results and financial condition. There is no assurance that we will obtain future business from these customers.

     The following is an alphabetical list of our customers that contributed $1.0 million or more to our revenues in 1999:

     Alcatel;
     AVNET;
     Cisco;
     Ericsson;
     Hanwha;
     Hyundai;
     LGIC;
     Lucent Technologies;
     Motorola;
     Nokia;
     Northrop Grumman;
     Qualcomm;
     Rockwell;
     Samsung; and
     United States Government.

Competition
-----------
     The markets for our products are characterized by price competition, rapid technological change, product obsolescence and heightened global competition. We compete against large international firms that have substantially greater financial, technical, sales, marketing, distribution and other resources than us in each of our product markets. In addition, we face competition from companies that currently produce SAW devices for their internal requirements, as well as from a number of our customers who have the potential to develop an internal capability to produce SAW devices. The following North American companies compete with us to a greater or lesser degree: Andersen Laboratories, CTS Wireless Components, Phonon, RF Monolithics and Vectron. Competition from

European companies principally includes EPCOS AG, formerly Siemens Matsushita Components and Thomson Microsonics. We are experiencing increasing competition from Pacific Rim companies as we further expand into handsets and other high volume subscriber applications. Major Asian suppliers of SAW-based products include Fujitsu, Murada, NDK and several other Japanese and Korean manufacturers. We expect competition to increase from both established and emerging competitors as well as from internal capabilities developed by certain customers. Competition could also come from alternative technologies including digital filtering, direct conversion or other approaches that could potentially reduce or eliminate the need for certain SAW filters in wireless handsets.

Research and Development
------------------------
     Our research and development efforts are directed towards developing new and innovative SAW device structures and SAW-based technologies to address demand in selected markets. The goal of our research and development group is to develop the technological tools and techniques necessary to meet emerging market requirements.

     We engage 28 scientists, technicians and consultants in our research and development efforts. In addition to our staff and consultants, we are involved in cooperative research programs with outside organizations, including individuals, research groups, universities, institutes and national laboratories. This approach allows our research and development group to benefit from the ideas and talents of a group of scientists larger than our internal staff, and helps to maintain a highly creative, stimulating and intellectual environment for our scientists.

     Research and development expenses were $5.6 million in 1999, $4.3 million in 1998 and $3.8 million in 1997. We anticipate that research and development expenses will continue to increase in total dollars as personnel and programs are added. A portion of our development activities is conducted in connection with the design and development of custom devices, which is paid for by customers.

Proprietary Rights
------------------
     We rely on a combination of patents, copyrights and trade secrets to establish and protect our intellectual property rights. We hold 22 patents (which expire between 2005 and 2018), relating to SAW devices, oscillators, packaging technologies and chemical sensors; and, we have 18 patents pending. We also own a substantial body of proprietary techniques and trade secrets. We recognize the benefits associated with developing a portfolio of corporate intellectual property, particularly during the new product development process, and we are aggressively pursuing patents on several technologies. Over the past two years, 19 patent applications were filed and 12 patents have been issued. There can be no assurance that patents will issue from any of the pending applications, that any claims allowed from existing or pending patents will be sufficiently broad to protect our technology or that the patents will withstand challenges to their validity.

     We also seek to protect our trade secrets and proprietary technology, in part, through confidentiality agreements with employees, consultants and other parties. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach or that our trade secrets will not otherwise become known to or independently developed by others. In addition, the laws of some foreign countries do not offer protection of our proprietary rights to the same extent as the laws of the United States.

Backlog
-------
     Our backlog as of September 30, 1999 was approximately $29 million compared to the backlog at September 30, 1998 of $16 million. We include in backlog only customer orders and certain purchase agreements with firmly scheduled deliveries within the subsequent 12 months. We expect to ship substantially our entire backlog by September 30, 2000. The backlog is not necessarily indicative of future product sales, and a delay or cancellation of a small number of purchase orders may materially adversely affect us. Backlog cancellations are negotiated with each customer in writing and generally form a part of the contract with the customer.

     Most of the orders from our largest customers allow the customer to cancel the order with a certain amount of required notice; and, from time to time, we have experienced cancellations of orders in backlog. This notice is negotiated with each customer and is generally related to the manufacturing cycle time of the product that the customer ordered, typically 60 to 90 days. If there is any work in process at the time of cancellation, the customer may be required to pay customary termination charges. If customers over-order to secure delivery dates and eventually cancel orders, the customer may be subject to price renegotiations as a result of the lower quantity of units taken.

Employees
---------
     At September 30, 1999, we had 603 employees (compared to 549 at September 30, 1998), including 423 in manufacturing and operations; 107 in research, development and engineering; 22 in quality assurance; 23 in sales and marketing and 28 in administration. There were 212 employees located in San Jose, Costa Rica, 8 in Bowling Green, Kentucky, 3 in Seoul, South Korea and 380 employees in Orlando, Florida. None of our employees is represented by a labor union, and we have not experienced any work stoppages. We consider employee relations to be excellent.

Facilities
----------
     Our principal administrative, engineering and manufacturing facilities are located in one owned building of approximately 93,000 square feet and one leased building of approximately 1,400 square feet, both located in Orlando, Florida. We also own a production facility located in San Jose, Costa Rica of approximately 32,000 square feet. We are in the process of adding approximately 30,000 square feet to this facility over the next 10 months. We also lease a 7,600 square foot facility in Bowling Green, Kentucky for our chemical sensor development operation, and we also lease a small sales office in Seoul, South Korea. We believe our facilities, along with the planned expansion, are adequate to meet our current needs and that suitable additional or alternative space will be available, as needed, on commercially reasonable terms. Our Orlando facility is encumbered by an Industrial Development Revenue Bond maturing in 2010.

     Federal, state and local laws and regulations pertaining to the discharge of materials into the environment, or otherwise relating to the protection of the environment, have not had and are not expected to have a material effect on capital expenditures, earnings or our competitive position.

Legal Proceedings
-----------------
     There are no material legal proceedings pending either by us or against us as of the date of this prospectus.

                                   MANAGEMENT

Management - Executive Officers and Directors
---------------------------------------------
     The executive officers and directors of the Company and their ages as of October 1, 1999 are as follows:

              Name                   Age                   Position
              ----                   ---                   --------
Steven P. Miller                     51     Chairman of the Board of Directors
Gary A. Monetti                      40     Chief Executive Officer and Director
Kimon Anemogiannis                   37     President and Chief Operating Officer
Raymond A. Link                      45     Senior Vice President-Finance, Treasurer
                                             and Chief Financial Officer
Brian P. Balut                       34     Vice President-Sales and Marketing
John K. Bitzer                       49     Vice President-Operations Support
Azhar Waseem                         46     Vice President-Operations
Robert C. Strandberg(1) (2)          42     Director
Neal J. Tolar (1)                    58     Director
Bruce S. White (2)                   66     Director
Willis C. Young (1) (2)              58     Director

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.

     Steven P. Miller co-founded the Company, has served as a Director since 1979, Chief Executive Officer from 1986 to September 30, 1999, Chairman since February 1996 and President from 1979 to April 1997. He stepped down from day-to-day operations on September 30, 1999. Prior to joining the Company, he was Manager of the SAW Device Engineering and Development Laboratory at Texas Instruments Incorporated ("TI"), an electronics manufacturer. He joined TI in 1969. Mr. Miller has a B.S. degree in Electrical Engineering from the South Dakota School of Mines and Technology.

     Gary A. Monetti joined the Company in 1982 and was appointed Chief Executive Officer effective October 1, 1999. He served as President from April 1997 to September 30, 1999 and Chief Operating Officer from July 1995 to September 30, 1999 and served as Vice President-Operations from July 1995 to April 1997. He has served in various positions, since 1982, at the Company, including Filter Design Engineer, Manager of Filter Technology, Vice President-Sales and Marketing and Vice President-Engineering. Mr. Monetti has a B.S. degree in Electrical Engineering from the University of Illinois and an M.B.A. degree from Rollins College. Mr. Monetti was appointed to the Board of Directors in April 1998.

     Kimon Anemogiannis joined Sawtek in July 1995 as Director of Engineering and was promoted to Vice President-Engineering in April 1998, Vice President-Operations in 1999 and President and Chief Operating Officer, effective October 1, 1999. Prior to joining Sawtek, Dr. Anemogiannis was in various engineering positions for the surface acoustic wave (SAW) group at Siemens Matsushita based in Munich, Germany from August 1986 to July 1995. Dr. Anemogiannis has an M.S. degree and a Ph.D. degree in Electrical Engineering from the Technical University of Munich.

     Raymond A. Link joined the Company in September 1995 as Vice President-Finance and Chief Financial Officer and was promoted to Senior Vice President and Chief Financial Officer, effective October 1, 1999. From 1987 to September 1995, Mr. Link was Vice President-Finance and Chief Financial Officer of Hubbard Construction Company, a heavy/highway construction company. From 1980 to 1987, he was with Harris Corporation, a manufacturer of electronic communication equipment, in various financial capacities. Mr. Link has a B.S. degree from the State University of New York at Buffalo and an M.B.A. degree from the Wharton School at the University of Pennsylvania. He is a Certified Public Accountant.

     Brian P. Balut joined Sawtek in October 1994 as a Sales Manager, was promoted to Director of Sales and Marketing in November 1996 and promoted to Vice President Sales and Marketing in September 1998. From 1987 to 1994, Mr. Balut was in various sales, marketing and engineering positions with REMEC, a manufacturer of electronic components. Mr. Balut has a B.S. degree in Electrical Engineering from the Massachusetts Institute of Technology and an M.B.A. degree from Rollins College.

     John K. Bitzer joined Sawtek in August 1991 as Director of Operations Support and was promoted to Vice President-Operations Support in April 1998. From December 1988 to July 1991, Mr. Bitzer was the Director of Operations for the ESCO unit of Emerson Electric. From 1974 to December 1988, Mr. Bitzer was in various operations and management positions with the General Electric Company. Mr. Bitzer has a B.S. degree in Mechanical Engineering from West Virginia University.

     Azhar Waseem joined Sawtek in March 1995 as Director of Wafer Fabrication and was promoted to Vice President-Manufacturing in April 1998 and to Vice President-Operations, effective October 1, 1999. From 1989-1994, Mr. Waseem was in various operation and engineering positions of Siliconix, Inc., a microelectronics manufacturer, based in Santa Clara, California and from 1986-1989 he was in various engineering positions with the General Electric Company. Mr. Waseem has a B.S. and M.S. degree in Electrical Engineering and an M.B.A., all from the University of Minnesota.

     Robert C. Strandberg has been a Director of the Company since October 1995. Mr. Strandberg is President and CEO of PSC Inc., a manufacturer of bar code readers, since June 1997 and served as Executive Vice President from November 1996 to June 1997. Mr. Strandberg is also a Director of Merix Corporation. From May 1996 to October 1996, he was self-employed as a business consultant. From September 1991 to April 1996, Mr. Strandberg was the Chairman of the Board of Directors, President and Chief Executive Officer of Datamax International Corporation, a manufacturer of bar code printers. From 1988 to 1991, he was Vice President-Finance of Datamax. From 1986 to 1988, he worked for GTECH, a lottery management company, in the areas of finance and strategic planning. Mr. Strandberg has a B.S. degree in Operations Research and Industrial Engineering from Cornell University and an M.B.A. degree from Harvard Graduate School of Business Administration.

     Neal J. Tolar co-founded the Company and served as Senior Vice President and Chief Technical Officer from June 1995 to September 30, 1999 and a Director since 1979. He stepped down from the day-to-day operations on September 30, 1999. He served as Vice President-Operations and Engineering from 1979 to June 1995. Prior to joining the Company, he was a member of the technical staff in the RF Technology Group of the Corporate Research Laboratory at TI. He joined TI in 1967. Dr. Tolar has a B.S. degree in Ceramic Engineering from Mississippi State University and a Ph.D. in Ceramic Engineering from the University of Utah.

     Bruce S. White has been a Director of the Company since April 1996. Mr. White was a Corporate Vice President of AVNET Inc., a distributor of electronic components from January 1996 to January 1998 and the President of the Penstock Division of AVNET Inc. from July 1994 to January 1998. From 1974 to July 1994, Mr. White was the President and Chief Executive Officer of Penstock Inc., a company he founded to distribute RF and microwave components. Mr. White is now retired from both AVNET and Penstock. AVNET is a distributor of certain products manufactured by Sawtek. In 1999, sales from Sawtek to AVNET were approximately $3.8 million. Mr. White has a B.A. degree in Mathematics from Colgate University and a B.S. and M.S. degree in Electrical Engineering from Michigan State University.

     Willis C. Young has been a Director of the Company since February 1996. He has been a Senior Partner of the Atlanta office of BDO Seidman, LLP, an international accounting and consulting firm, since January 1996. From April 1995 to December 1995, Mr. Young was the Chief Financial Officer for Hayes Microcomputer Products, Inc., a manufacturer of modems and communication equipment, where he was engaged to assist in the implementation of Hayes' restructuring in bankruptcy. From 1965 to March 1995, Mr. Young held various positions with BDO Seidman, LLP, and from 1988 to March 1995 he was a Vice Chairman and a member of the Executive Committee. Mr. Young has a B.S. degree in Accounting from Ferris State University. He is a Certified Public Accountant.

     Members of the Company's Board of Directors are each elected for one-year terms at the annual shareholders meeting. Officers are elected at the first Board of Directors meeting following the shareholders meeting at which directors are elected and serve at the discretion of the Board of Directors.

     There are no family relationships between any of the Company's executive officers or directors.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth information known to us with respect to the beneficial ownership of our common stock by the following persons as of November 30, 1999, and as adjusted to reflect the sale of common stock offered by the selling shareholders:

     Each shareholder known by us to own beneficially more than five percent of our common stock;

     Each of the executive officers named in the Summary Compensation Table set forth in our proxy materials on Schedule 14A incorporated by reference in this prospectus;

     Each of our directors; and

     All directors and executive officers as a group.

     Except as otherwise noted below, the address of each person listed on the table is 1818 South Highway 441, Apopka, Florida 32703.

     The table below assumes the underwriters do not exercise their over-allotment option. If the over-allotment option is exercised in full, the selling shareholders will sell a total of 4,600,000 shares of common stock.

     We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we include shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days after November 30, 1999, while those shares are not included for purposes of computing percentage ownership of any other person. Unless otherwise indicated, the persons and entities names in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.


                                       Shares Beneficially Owned      Number of Shares       Shares Beneficially Owned
                                                                       Being Offered              After Offering
                                       -------------------------      ----------------       -------------------------
                                          Number        Percent                               Number         Percent
                                          ------        -------                               ------         -------
Sawtek Inc. Employee Stock Ownership
and 401(K) Plan(1) ("The ESOP");
Care of: HSBC USA, 140 Broadway,
11th Floor, New York, NY 10005          12,209,942       28.81%          2,000,000          10,209,942        24.09%

Executive Officers and Directors:
Steven P. Miller(2)                      2,014,692        4.75%          1,000,000           1,014,692         2.39%
Neal J. Tolar(3)                         1,673,654        3.95%          1,000,000             673,654         1.59%
Gary A. Monetti(4)                         328,564         *                 -                 328,569          *
Raymond A. Link(5)                         171,356         *                 -                 171,356          *
Kimon Anemogiannis(6)                       87,162         *                 -                  87,162          *
Robert C. Strandberg(7)                     23,600         *                 -                  23,600          *
Bruce S. White(8)                           40,000         *                 -                  40,000          *
Willis C. Young(9)                          14,000         *                 -                  14,000          *
All Directors and Executive Officers
 as a Group (11 persons)(10)             4,435,632       10.47%          2,000,000           2,435,632         5.75%

*     Less than 1% of the outstanding common stock.

(1) HSBC Bank USA (formerly known as Marine Midland Bank) is the Trustee of the ESOP. The ESOP, through the Trustee, exercises sole dispositive and voting control over these shares, all of which are held by the ESOP as record owner. Includes 9,029,458 shares allocated to participants' accounts and 3,180,484 shares not yet allocated to participant's account. Each ESOP participant, with respect to certain matters, controls the voting of shares allocated to his or her account by instructing the Trustee how such shares shall be voted. The Trustee controls the voting of all unallocated shares.

(2) Includes 659,022 shares held by Sawmill Investment Limited Partnership of which Mr. Miller is the general partner and 1,355,670 shares held by Via Capri Investment Limited Partnership, which Mr. Miller has indirect voting control. Excludes 237,892 shares owned by the ESOP but allocated to his account. Mr. Miller has directed the ESOP Trustee to sell _____________ shares from his allocated ESOP account.

(3) Excludes shares owned by his majority age children for which he disclaims any beneficial interest. Includes 472,028 shares held by MOP Investment Limited Partnership and 1,201,626 held by MOPNJ Investment Limited Partnership of which Dr. Tolar has indirect voting control. Excludes 315,983 shares owned by the ESOP but allocated to his account. No shares in Dr. Tolar's ESOP account will be sold in this offering.

(4) Includes options to purchase 159,460 shares of common stock exercisable within 60 days of November 30, 1999. Excludes 200,583 shares owned by the ESOP but allocated to his account. Mr. Monetti has directed the ESOP Trustee to sell ___________ shares from his allocated ESOP account.

(5) Includes options to purchase 107,500 shares of common stock exercisable within 60 days of November 30, 1999. Excludes 59,098 shares owned by the ESOP but allocated to his account. Mr. Link has directed the ESOP Trustee to sell ____________ shares from his allocated ESOP account.


                                       51





(6) Includes options to purchase 78,334 shares of common stock exercisable within 60 days of November 30, 1999. Excludes 48,207 shares owned by the ESOP but allocated to his account. Mr. Anemogiannis has directed the ESOP Trustee to sell ___________ shares from the ESOP account.

(7) Includes options to purchase 13,332 shares of common stock exercisable within 60 days of November 30, 1999.

(8) Includes options to purchase 40,000 shares of common stock exercisable within 60 days of November 30, 1999.

(9) Includes options to purchase 14,000 shares of common stock exercisable within 60 days of November 30, 1999.

(10) Includes options to purchase 449,026 shares of common stock exercisable within 60 days of November 30, 1999.


                                  UNDERWRITING

     Hambrecht & Quist LLC, CIBC World Markets Corp. and Bank of America Securities LLC are the representatives of the underwriters. Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below, through their representatives, have severally agreed to purchase from the selling shareholders the following number of shares of common stock:

Name                                           Number of Shares
----                                           ----------------
Hambrecht & Quist LLC
CIBC World Markets Corp.
Banc of America Securities LLC                     _________
    Total                                          4,000,000

     The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and independent auditors. The underwriters are committed to purchase all of the shares of common stock offered by us if they purchase any shares.

     The following table shows the per share and total underwriting discounts and commissions the selling shareholders will pay to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.

                        Underwriting Discounts and Commissions
                                        Without                               With
                                     Over-Allotment                      Over-Allotment
                                        Exercise                            Exercise
                        --------------------------------------           --------------
Per Share                            $                                       $
Total                                $                                       $

     We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $________________ million.

     The underwriters propose to offer the shares directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $________ per share. The underwriters may allow and such dealers may reallow a concession not in excess of $________ per share to certain other dealers. After this offering of the shares, the offering price and other selling terms may be changed by the underwriters.

     Certain of the selling shareholders have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 600,000 additional shares of common stock at the public offering price, less the underwriting discount set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of common stock to be purchased by it shown in the above table bears to the total number of shares of common stock offered hereby. Selling shareholders will be obligated, pursuant to the option, to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of shares of common stock in this offering.

     The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     We and certain selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of these liabilities.

     Certain beneficial owners of shares, including the executive officers, directors and the selling shareholders, who will own in the aggregate 12,645,574 shares after the offering, have agreed that they will not, without the prior written consent of Hambrecht & Quist, sell or otherwise dispose of any shares of common stock or options to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock owned by them during the 90-day period following the date of this prospectus. We have agreed that we will not, without the prior written consent of Hambrecht & Quist, offer, sell, grant any option to purchase or otherwise dispose of any shares or any securities exchangeable for or convertible into shares during the 90-day period following the date of this prospectus, except that we may issue, and grant options to purchase, shares under our stock option and employee stock purchase plans and under currently outstanding options. Sales of such shares in the future could adversely affect the market price of the common stock.

     Certain persons participating in this offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the common stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of common stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

     In connection with this offering, certain underwriters and selling group members (if any) who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 TRANSFER AGENT

     Our transfer agent is SunTrust Bank, Central Florida, N.A.


                                  LEGAL MATTERS

     The validity of the issuance of the shares of common stock offered hereby and certain other legal matters will be passed upon for the company by Gray, Harris & Robinson, P.A., Orlando, Florida. William A. Grimm, a shareholder in Gray, Harris & Robinson, P.A. is the secretary of Sawtek Inc. Certain legal matters will be passed upon for the underwriters by Jones, Day, Reavis & Pogue, Atlanta, Georgia. Jones, Day, Reavis & Pogue may rely upon Gray, Harris & Robinson, P.A. with respect to the laws of Florida.

                                     EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at September 30, 1999 and 1998, and for each of the three years in the period ended September 30, 1999, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      INFORMATION INCORPORATED BY REFERENCE

     The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents that we have previously filed with the Commission or documents that we will file with the Commission in the future. The information incorporated by reference is considered to be part of this prospectus, except as modified or superseded by this prospectus, and later information documents that we file with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934, until we close this offering, and the over-allotment option expires or is exercised. The documents we incorporate by reference are:

     1. Our annual report on Form 10-K for the year ended September 30, 1999.

     2. Our proxy materials on Schedule 14A as filed with the Securities and Exchange Commission on December 6, 1999.

     3. The description of our common stock contained in our registration statement on Form 8-A as filed with the Securities and Exchange Commission on April 29, 1996.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and number: Raymond A. Link, Senior Vice President and Chief Financial Officer, Sawtek Inc., 1818 South Highway 441, Apopka, Florida 32703; telephone number (407) 886-8860.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any materials we file with the Securities and Exchange Commission at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information on its public reference rooms. The Securities and Exchange Commission also maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission.

     We have filed with the Securities and Exchange Commission a registration statement (which contains this prospectus) on Form S-3 under the Securities Act of 1933. The registration statement relates to the common stock offered by the selling shareholders. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to us and our common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the Securities and Exchange Commission, as described in the preceding paragraph.



                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Ernst & Young LLP, Independent Auditors........................... F-2
Consolidated Balance Sheets................................................. F-3
Consolidated Statements of Income .......................................... F-4
Consolidated Statements of Shareholders' Equity............................. F-5
Consolidated Statements of Cash Flows....................................... F-6
Notes to Consolidated Financial Statements.................................. F-7


                          FINANCIAL STATEMENT SCHEDULES

     All required information is included in the Notes to Consolidated Financial Statements.

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Shareholders
Sawtek Inc. and subsidiaries


     We have audited the accompanying consolidated balance sheets of Sawtek Inc. and subsidiaries as of September 30, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sawtek Inc. and subsidiaries at September 30, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1999, in conformity with generally accepted accounting principles.


                                          ERNST & YOUNG LLP



Orlando, Florida
October 22, 1999


                          Sawtek Inc. and Subsidiaries
                           Consolidated Balance Sheets
                    (dollars in thousands, except share data)
                                     ASSETS
                                                                                             September 30,
                                                                                         1999            1998
                                                                                         ----            ----
Current Assets:
 Cash, cash equivalents and short-term investments                                     $115,274        $ 84,131
 Accounts receivable, net                                                                18,641          11,569
 Inventories                                                                              8,052           8,453
 Deferred income taxes                                                                    1,063           1,179
 Other current assets                                                                     2,107           1,184
                                                                                       --------        --------
   Total current assets                                                                 145,137         106,516
Property, plant and equipment, net                                                       46,442          42,194
                                                                                       --------        --------
   Total assets                                                                        $191,579        $148,710
                                                                                       ========        ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
 Accounts payable                                                                      $  4,055        $  1,830
 Accrued wages and benefits                                                               3,638           3,198
 Other accrued liabilities                                                                1,674           1,912
 Current maturities of long-term debt                                                       379             469
 Income taxes payable                                                                       191              69
                                                                                       --------        --------
     Total current liabilities                                                            9,937           7,478
Long-term debt, less current maturities                                                   1,790           2,169
Deferred income taxes                                                                    21,453          15,186
Shareholders' Equity:
 Common stock; $.0005 par value; 120,000,000 authorized shares; 42,668,194
   issued and outstanding shares                                                             11              11
 Capital surplus                                                                         74,765          72,816
 Unearned ESOP compensation                                                                (781)           (975)
 Retained earnings                                                                       87,330          56,646
 Less common stock held in treasury, at cost; 437,705 shares in 1999 and 771,000
   shares in 1998                                                                        (2,926)         (4,621)
                                                                                       --------        --------
     Total shareholders' equity                                                         158,399         123,877
                                                                                       --------        --------
     Total liabilities and shareholders' equity                                        $191,579        $148,710
                                                                                       ========        ========

                       See notes to consolidated financial statements.




                          Sawtek Inc. and Subsidiaries
                        Consolidated Statements of Income
                      (in thousands, except per share data)

                                                        Year Ended September 30,
                                                 1999             1998            1997
                                                 ----             ----            ----
Net sales                                      $100,276         $97,700          $85,041
Cost of sales                                    42,224          44,811           38,569
                                               --------         -------          -------
Gross profit                                     58,052          52,889           46,472
Operating expenses:
 Selling expenses                                 5,637           6,008            5,384
 General and administrative expenses              4,319           4,693            5,842
 Research and development expenses                5,627           4,285            3,756
                                               --------         -------          -------
     Total operating expenses                    15,583          14,986           14,982
                                               --------         -------          -------
Operating income                                 42,469          37,903           31,490
Other income, net                                 4,737           3,542            1,785
                                               --------         -------          -------
Income before income taxes                       47,206          41,445           33,275
Income taxes                                     16,522          15,240           12,556
                                               --------         -------          -------
Net income                                     $ 30,684         $26,205          $20,719
                                               ========         =======          =======
Net income per share:
  Basic                                        $   0.73         $  0.62          $  0.50
                                               ========         =======          =======
  Diluted                                      $   0.72         $  0.60          $  0.49
                                               ========         =======          =======
Shares used in per share calculation:
  Basic                                          41,946          42,360           41,092
                                               ========         =======          =======
  Diluted                                        42,815          43,356           42,668
                                               ========         =======          =======

                 See notes to consolidated financial statements.



                          Sawtek Inc. and Subsidiaries
                 Consolidated Statements of Shareholders' Equity
                                 (in thousands)

                                                                       Unearned
                                  Common Stock         Capital           ESOP          Retained      Treasury
                              Shares       Amount      Surplus       Compensation      Earnings       Stock         Total
                              ------       ------      -------       ------------      --------      --------       -----
Balance at Oct. 1, 1996       40,048         $11       $53,057          $(1,367)        $10,393                   $ 62,094
 Net income                                                                              20,719                     20,719
 Sale and issuance of
   common stock                1,816                    10,627                                                      10,627
 Compensatory stock
   option tax benefit                                    4,700                                                       4,700
 Stock option
   compensation                                            553                                                         553
 ESOP allocation                                                            196                                        196
 Net loss of MSI for the
   three months ended
   Sept. 30, 1997                                                                          (671)                      (671)
                              ------       ------      -------          -------         -------                   --------
Balance at Sept. 30, 1997     41,864          11        68,937           (1,171)         30,441                     98,218
 Net income                                                                              26,205                     26,205
 Issuance of common stock        804                     1,171                                                       1,171
 Compensatory stock
    option tax benefit                                   2,708                                                       2,708
 Purchase of treasury
    stock                                                                                           $(4,621)        (4,621)
 ESOP allocation                                                            196                                        196
                              ------       ------      -------          -------         -------     -------       --------
Balance at Sept. 30, 1998     42,668          11        72,816             (975)         56,646      (4,621)       123,877
 Net income                                                                              30,684                     30,684
 Issuance of common stock                               (1,054)                                       4,627          3,573
 Compensatory stock
    option tax benefit                                   3,003                                                       3,003
 Purchase of treasury
    stock                                                                                            (2,932)        (2,932)
 ESOP allocation                                                            194                                        194
                              ------       ------      -------          -------         -------     -------       --------
Balance at Sept. 30, 1999     42,668         $11       $74,765          $  (781)        $87,330     $(2,926)      $158,399
                              ======       ======      =======          =======         =======     =======       ========


                 See notes to consolidated financial statements.




                          Sawtek Inc. and Subsidiaries
                      Consolidated Statements of Cash Flows
                                 (in thousands)

                                                                                      Year Ended September 30,
                                                                                 1999             1998           1997
                                                                                 ----             ----           ----
Operating activities:
Net income                                                                     $ 30,684         $26,205        $20,719
Adjustments to reconcile net income to net cash provided by operating activities:
 Depreciation and amortization                                                    7,244           6,036          3,995
 Deferred income taxes                                                            6,383           6,670          7,646
 ESOP allocation                                                                    194             196            196
 Stock option compensation                                                                                         553
 Loss on disposal of fixed assets                                                                   616             87
 Changes in operating assets and liabilities:
 (Increase) decrease in assets:
  Accounts receivable                                                            (7,072)            758         (3,656)
  Inventories                                                                       401          (1,333)          (464)
  Other current assets                                                             (649)           (404)          (155)
  Increase (decrease) in liabilities:
  Accounts payable                                                                2,225          (1,057)           764
  Accrued liabilities                                                               202            (953)         1,701
  Income taxes payable                                                            2,787           2,709          3,923
                                                                                -------         -------        -------
Net cash provided by operating activities                                        42,399          39,443         35,309

Investing activities:
Purchase of property, plant and equipment                                       (11,428)         (7,915)       (14,624)
Short-term investments                                                          (22,635)        (26,235)       (15,764)
                                                                                --------        --------       --------
Net cash used in investing activities                                           (34,063)        (34,150)       (30,388)

Financing activities:
Proceeds from long-term debt                                                                        146            309
Principal payments on long-term debt                                               (469)         (2,166)        (1,279)
Issuance of common stock                                                          3,573           1,171         10,627
Purchase of common stock for treasury                                            (2,932)         (4,621)
                                                                                -------         -------        -------
Net cash provided by (used in) financing activities                                 172          (5,470)         9,657
                                                                                -------         -------        -------
Increase (decrease) in cash and cash equivalents                                  8,508            (177)        14,578
Cash and cash equivalents at beginning of period                                 42,132          42,309         27,731
                                                                                -------         -------        -------
Cash and cash equivalents at end of period                                       50,640          42,132         42,309
Short-term investments                                                           64,634          41,999         15,764
                                                                                -------         -------        -------
Cash, cash equivalents and short-term investments                              $115,274         $84,131        $58,073
                                                                               ========         =======        =======


                 See notes to consolidated financial statements.



                          SAWTEK INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies
---------------------------------------------------
     Description of Business. Sawtek Inc. and subsidiaries (the "Company") design, develop, manufacture and market a broad range of electronic signal processing components based on surface acoustic wave ("SAW") technology. The Company's primary products are custom-designed, high performance bandpass filters, resonators, delay lines, oscillators, SAW-based subsystems and chemical sensors. These products are used in a variety of microwave and RF systems, such as Code Division Multiple Access and Global System for Mobile communications-based digital wireless systems, digital microwave radios, WLAN, cable television equipment and various defense and satellite systems. In fiscal 1998, the Company acquired Microsensor Systems, Inc. ("MSI"), a manufacturer of SAW-based chemical sensors, in a transaction accounted for as a pooling-of-interests. The Company's consolidated financial statements for all periods prior to this acquisition have been restated to include MSI's financial position, results of operations and cash flows.

     Basis of Presentation. The consolidated financial statements include the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated. The Company's fiscal year ends on September 30 of each year, but its fiscal quarters generally end on the Sunday nearest the close of a quarter. For convenience, the accompanying financial statements reflect the end of the fiscal quarter as the last day of that calendar quarter.

     Use of Estimates. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Financial Instruments. The Company considers all liquid interest-earning investments with a maturity of three months or less at the date of purchase to be cash equivalents. Short-term investments generally mature between three months and 18 months from the purchase date. All cash equivalents and short-term investments are classified as held to maturity and are recorded at cost, which approximates market.

     Accounts Receivable. Potential credit losses are recognized as they are identified and are reported as an increase to selling expenses. See Note 11 for a discussion of concentration of risk.

     Inventories. Inventories are stated at the lower of cost (first-in, first-out method) or market. Cost includes materials, direct labor and manufacturing overhead. Market is defined principally as net realizable value.

     Property, Plant and Equipment. Property, plant and equipment are valued at cost (less accumulated depreciation) computed using the straight-line method.

     The estimated useful lives used in computing depreciation expense are as follows:

           Building and Improvements               10 - 30 years
           Production and Test Equipment            4 -  8 years
           Computer Equipment                       4 -  8 years
           Furniture and Fixtures                   5 - 10 years

     Expenditures for maintenance, repairs and renewals of minor items are expensed as incurred. Major renewals and improvements are capitalized. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in operations for the period.

     Earnings Per Share. The Company follows Statement of Financial Accounting Standard (SFAS) No. 128, Earnings per Share to calculate basic and diluted earnings per share. All earnings per share amounts have been adjusted for the two-for-one stock split in August 1999.

     Revenue Recognition. Revenues from production contracts are recorded when the product is completed and shipped. Revenues from non-recurring engineering ("NRE") are recognized when the parts or services have been completed and units, including prototypes, have been shipped. Revenues from NRE are less than 10% of total net sales for the periods reported.

     Income Taxes. The provision for income taxes includes Federal and State taxes currently payable and deferred taxes arising from temporary differences between income for financial and tax reporting purposes. These temporary differences result principally from the use of accelerated methods of depreciation for tax purposes, earnings of the Costa Rican subsidiary not currently subject to tax, the provisions for losses on inventories and accounts receivable, and the accounting for stock compensation. Research and development tax credits are applied as a reduction to the provision for income taxes in the year in which they are utilized.

     ESOP Compensation Expense. The Company accounts for ESOP shares acquired prior to January 1, 1993 in accordance with SOP 76-3, which requires compensation expense be measured using the cost basis of the shares when the shares are committed to be released to employees.

     Stock-Based Compensation. The Company accounts for compensation cost related to employee stock options and other forms of employee stock-based compensation plans other than the ESOP in accordance with the requirements of Accounting Principles Board Opinion 25 ("APB 25") and related interpretations. APB 25 requires compensation cost for stock-based compensation plans to be recognized based on the difference, if any, between the fair market value of the stock on the date of grant and the option exercise price. The Company provides additional pro forma disclosures as required under SFAS No. 123, "Accounting for Stock-Based Compensation."

     Impairment of Long Lived Assets. In the event that facts and circumstances indicate that the cost of assets may be impaired, an evaluation of recoverability would be performed. If an evaluation were required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.

     Comprehensive Income. Effective October 1, 1998, the Company adopted the provisions of SFAS No. 130, Reporting Comprehensive Income. The objective of SFAS No. 130 is to report all changes in equity that result from transactions and economic events other than transactions with owners. There is no difference between net income and comprehensive income for any of the periods presented.

     Impact of Recently Issued Accounting Standard. In June 1998, the FASB issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company expects to adopt the new Statement effective October 1, 2000. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. The Company does not anticipate that the adoption of this Statement will have a significant effect on its results of operations or financial position.

     Reclassifications. Certain amounts in prior years have been reclassified to conform to current year presentation.

Note 2 - Acquisition of MSI
---------------------------
     On February 25, 1998, the Company acquired all of the outstanding shares of MSI, a manufacturer of chemical sensors, in exchange for 339,622 shares of the Company's Common Stock plus assumption of approximately $900,000 of debt. The business combination was recorded as a pooling-of-interests. Prior to the combination, MSI's fiscal year ended on June 30 of each year. In recording the business combination, MSI's financial statements for the year ended June 30, 1997 were combined with Sawtek's for the year ended September 30, 1997. MSI's unaudited net sales and net loss for the three-month period ended September 30, 1997 were approximately $423,000 and ($671,000), respectively. In accordance with APB 16, MSI's results of operations and cash flows for the three-month period ended September 30, 1997 have been added to the retained earnings and cash flows of the Company and excluded from reported fiscal 1998 results of operations and cash flows. MSI's revenue and net loss for the period from October 1, 1997 through the date of acquisition were approximately $792,000 and ($438,000), respectively.

Note 3 - Cash, Cash Equivalents and Short-Term Investments
----------------------------------------------------------
     Cash, cash equivalents and short-term investments consist of the following:

                                                                            September 30,
                                                                        1999             1998
                                                                        ----             ----
                                                                            (in thousands)
Cash and equivalents:
Cash and overnight investments                                       $  9,943          $ 2,390
Commercial paper, banker's acceptances and money market
   preferreds under 90 days                                            40,697           39,742
                                                                     --------          -------
Cash and equivalents                                                   50,640           42,132
Short-term investments:
Banker's acceptances and money market preferreds over 90 days          18,618            8,761
Municipal securities                                                    3,011            7,775
Certificates of deposit                                                12,005           11,401
Government agency securities                                           31,000           14,062
                                                                     --------          -------
Short-term investments                                                 64,634           41,999
                                                                     --------          -------
Cash, cash equivalents and short-term investments                    $115,274          $84,131
                                                                     ========          =======

Note 4 - Allowance for Doubtful Accounts and Sales Returns
----------------------------------------------------------
     The allowance for doubtful accounts and sales returns is as follows:

                                                                             September 30,
                                                                  1999            1998           1997
                                                                  ----            ----           ----
                                                                            (in thousands)
Balance, beginning of period                                    $1,399          $  684           $654
Provision for doubtful accounts and sales returns                  174           1,396            821
Sales returns and uncollectible accounts written off              (438)           (681)          (791)
                                                                ------          ------           ----
Balance, end of period                                          $1,135          $1,399           $684
                                                                ======          ======           ====

Note 5 - Inventories
--------------------
     Net inventories consist of the following:

                             September 30,
                        1999              1998
                        ----              ----
                            (in thousands)
Raw material           $2,984            $3,809
Work in process         1,993             1,969
Finished goods          3,075             2,675
                       ------            ------
     Total             $8,052            $8,453
                       ======            ======

The allowance for obsolete and slow moving inventory is as follows:

                                                        September 30,
                                         1999               1998              1997
                                         ----               ----              ----
                                                       (in thousands)
Balance, beginning of period            $2,118            $1,935             $1,705
Charged to cost of sales                   130               345                270
Disposal of inventory                     (139)             (162)               (40)
                                        ------            ------             ------
Balance, end of period                  $2,109            $2,118             $1,935
                                        ======            ======             ======

Note 6 - Property, Plant and Equipment
--------------------------------------
     Property, plant and equipment consist of the following:

                                                      September 30,
                                                1999               1998
                                                ----               ----
                                                      (in thousands)
Land and improvements                          $   830           $   830
Buildings                                       16,500            16,500
Production and test equipment                   39,797            37,235
Computer equipment                               3,455             3,239
Furniture and fixtures                           2,865             2,666
Construction in progress                         9,589             1,138
                                               -------           -------
                                                73,036            61,608
Less accumulated depreciation                   26,594            19,414
                                               -------           -------
     Total                                     $46,442           $42,194
                                               =======           =======

     Approximately $36,000, $98,000 and $159,000 of interest costs were capitalized as part of property, plant and equipment in 1999, 1998 and 1997, respectively.

Note 7 - Line of Credit
-----------------------
     The Company has a line of credit with a bank for working capital, equipment purchases, plant expansion and other general business purposes of $30,000,000 with interest at LIBOR plus 125 basis points. The line of credit is unsecured and renewable annually. Covenants in connection with the line of credit and with long-term debt agreements impose restrictions with respect to, among other things, the maintenance of certain financial ratios, additional indebtedness and disposition of assets. The Company was in compliance with the covenants as of September 30, 1999 and 1998. There were no borrowings against the line of credit at September 30, 1999 and 1998.

Note 8 - Long-Term Debt and Lease Obligations
---------------------------------------------
     Long-term debt consists of the following:

                                              September 30,
                                         1999             1998
                                         ----             ----
                                              (in thousands)
Industrial Revenue Bond (a)             $  259           $  375
Industrial Revenue Bond (b)              1,910            2,263
                                        ------           ------
                                         2,169            2,638
Less Current Maturities                    379              469
                                        ------           ------
                                        $1,790           $2,169
                                        ======           ======

(a) In 1982, the Company obtained $1,800,000 in financing through the Orange County Industrial Development Authority. The obligation is secured by land and land improvements, the building and related equipment with a carrying value of approximately $696,000 at September 30, 1999. The obligation is payable in varying quarterly installments through 2001 plus interest at 68% of the prime rate.

(b) In 1995, the Company obtained $3,500,000 in financing through the Orange County Industrial Development Authority. The obligation is secured by a building expansion and related equipment with a carrying value of approximately $6,637,000 at September 30, 1999. The obligation is payable in quarterly installments of $88,334 through March 2000, thereafter in quarterly installments of $43,334 through March 2010, both plus interest at LIBOR plus 150 basis points.

     The Company has two non-cancelable lease agreements for facilities and, in the past, leased certain equipment. Rental expense was approximately $394,000, $843,000 and $461,000 in 1999, 1998 and 1997, respectively.

     Required future payments for long-term debt and operating leases are as follows:

                          Debt              Leases
                          ----              ------
                               (in thousands)
       2000              $  379             $ 52
       2001                 288               52
       2002                 202               17
       2003                 173
       2004                 173
    Thereafter              954
                         ------             ----
                         $2,169             $121
                         ======             ====


The Company made interest payments of approximately $152,000, $228,000 and $313,000 on long-term debt in 1999, 1998 and 1997, respectively. The fair value of the Company's long-term debt approximates the carrying amount.

Note 9 - Income Taxes
---------------------
     The income tax provision consists of the following:

                                                Year Ended September 30,
                                       1999               1998               1997
                                       ----               ----               ----
                                                    (in thousands)
Current:
  Federal                             $ 9,414           $ 7,908            $ 4,537
  State                                   725               662                373
                                      -------           -------            -------
                                       10,139             8,570              4,910
Deferred:
  Federal                               6,068             6,024              6,554
  State                                   315               646              1,092
                                      -------           -------            -------
                                        6,383             6,670              7,646
                                      -------           -------            -------
     Total Income Tax Provision       $16,522           $15,240            $12,556
                                      =======           =======            =======

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant temporary differences giving rise to year-end deferred tax balances were as follows:


                                                                       September 30,
                                                                1999                 1998
                                                                ----                 ----
                                                                      (in thousands)
Current:
  Accruals not currently deductible                           $    389             $    481
  Inventory costs capitalized for tax purposes                      71                  120
                        Inventory loss provision                   603                  578
                                                              --------             --------
     Deferred Tax Asset                                       $  1,063             $  1,179
                                                              ========             ========
Non-Current:
  Stock option compensation not currently deductible          $    159             $    245
  Earnings of subsidiary not currently taxed                   (18,706)             (12,630)
  Excess tax over book depreciation                             (2,906)              (2,801)
                                                              --------             --------
     Deferred Tax Liability                                   $(21,453)            $(15,186)
                                                              ========             ========

A reconciliation of statutory Federal income taxes to reported income taxes is as follows:

                                                                       Year Ended September 30,
                                                              1999               1998               1997
                                                              ----               ----               ----
                                                                            (in thousands)
Income taxes computed at the Federal
 statutory rate of 35%                                      $16,522            $14,506            $11,652
      State income taxes, net of Federal benefit                676                850                952
Other-tax credits, tax-exempt interest                         (676)              (116)               (48)
                                                            -------            -------            -------
     Total Income Tax Provision                             $16,522            $15,240            $12,556
                                                            =======            =======            =======

     In 1999 and 1998, the Company's tax liability was reduced and its capital surplus was increased by approximately $3,003,000 and $2,708,000, respectively, as a result of transactions involving stock options.

     The Company made income tax payments of approximately $7,765,000, $6,276,000 and $1,007,000 in 1999, 1998 and 1997, respectively.

     The Company provides for deferred taxes on the non-repatriated earnings of its subsidiary in Costa Rica. The subsidiary benefits from a complete exemption from Costa Rican income taxes through 2003 and a 50% exemption thereafter through 2007.

Note 10 - Earnings Per Share (in thousands, except per share data)
-----------------------------------------------------------------
     The following table sets forth the computation of basic and diluted earnings per share:

                                                       Year Ended September 30,
                                                 1999             1998            1997
                                                 ----             ----            ----
Net income                                      $30,684         $26,205         $20,719
                                                =======         =======         =======
Weighted-average common stock outstanding
 for basic earnings per share                    41,946          42,360          41,092
Dilutive effect of employee stock options           869             996           1,576
                                                -------         -------         -------
Weighted-average common stock outstanding
 for diluted earnings per share                  42,815          43,356          42,668
                                                =======         =======         =======
Basic earnings per share                        $  0.73         $  0.62         $  0.50
Diluted earnings per share                      $  0.72         $  0.60         $  0.49

     The weighted-average common stock outstanding includes all ESOP shares outstanding.

Note 11 - Concentration of Risk
-------------------------------

(a) Significant customers and sales to foreign markets. Sales to the United States government (both as a prime contractor and on a subcontract basis) to foreign markets and to significant customers as a percent of the Company's total revenues were as follows:

                                                                      Year Ended September 30,
                                                                 1999            1998            1997
                                                                 ----            ----            ----
U.S. Government (Inclusive of Significant Customers)               *               *              11%
Foreign Markets (Inclusive of Significant Customers
 and European Market)                                             41%             37%             43%
European Market (Inclusive of Significant Customers)              18%             18%             22%
Asian and Pacific Rim Market (principally to S. Korea)            18%             16%             17%
Significant Customer A                                            23%             17%             14%
Significant Customer B                                             *               *              12%
Significant Customer C                                             *               *              11%
Significant Customer D                                            13%             15%             11%
Significant Customer E                                             *              15%              *

*Less than 10%

(b)  Concentrations or risk

     (1) Suppliers

         The Company currently procures certain key raw materials for its products from a limited number of vendors, most of whom are based in Japan. The Company purchases this material on a purchase order basis and does not carry significant inventories of these components. The Company's reliance on a limited number of vendors involves several risks, including reduced control over the price, foreign currency exposure, timely delivery, reliability and quality of the components. Any inability of the Company to obtain timely deliveries of material of acceptable quality in required quantities or any increases in the prices of components for which the Company does not have alternative sources could materially adversely affect the Company's business, financial condition and results of operations.

     (2) Credit Risk

         The Company generally sells its products to customers engaged in the design and/or manufacture of high technology products either recently introduced or not yet introduced to the marketplace. The Company's customers are concentrated into a small group of which several account for more than 10% of sales as noted above and a significant percentage are foreign customers. Substantially all of the Company's trade accounts receivable are due from such sources.

         The Company performs continuing credit evaluations of its customers and generally does not require collateral; however, in certain circumstances, the Company may require letters of credit from its customers or the Company may secure credit insurance.

     (3) Foreign Currency Exchange Risk

         At times the Company engages in foreign exchange forward contracts to lock in the cost of certain foreign currency exposures for the purchase of equipment or raw materials denominated in foreign currencies. At September 30, 1999, the Company is committed to purchase 4,835,200 Dutch guilders (approximately $2.4 million) under forward foreign currency contracts that mature in October 1999 for the purchase of equipment. While these forward contracts are subject to fluctuations in value from movement in the foreign currency exchange rates, such fluctuations are offset by the change in value of the underlying exposures being hedged. The Company is not a party to leveraged derivatives and does not hold or issue financial instruments for trading purposes. Foreign currency contracts are entered into with major financial institutions with investment grade credit ratings, thereby decreasing the risk of credit loss. Gains and losses on instruments that hedge firm commitments are deferred and are included in the basis of the underlying hedged item. At September 30, 1999, any deferred hedging gains or losses are immaterial.

Note 12 - Segment Information
-----------------------------
     The Company has adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for the reporting by public business enterprises of information about operating segments, products and services, geographic areas and major customers. The method for determining what information to report is based on the way that management organizes the segments within the Company for making operating decisions and assessing financial performance.

     The Company's chief operating decision-maker is considered to be the Chief Executive Officer (CEO). The Company's CEO evaluates both consolidated and disaggregated financial information in deciding how to allocate resources and assess performance. The CEO uses certain disaggregated financial information for the Company's primary markets: communications, military and space, and other markets. The communications market includes the sale of bandpass filters for wireless phones, base stations, video and data communication applications.

     The Company has aggregated its three markets into a single reportable segment as allowed under SFAS No. 131 because these product lines have similar long-term economic characteristics, such as average gross margin, and the product lines are similar in regards to (a) nature of products and production processes, (b) type of customers, and (c) method used to distribute products.

     Accordingly, the Company describes its reportable segment as the manufacture and sale of SAW-based products as described in Note 1. All of the Company's revenue results from sales in these markets. The Company does not allocate operating expense or assets by market.

     Revenues by markets (as defined by the Company), as a percentage of total revenues for years ended December 31, 1999, 1998 and 1997, were as follows:
Communications, 82%, 81%, and 78%, respectively; military and space, 6%, 9%, and 12%, respectively; and other markets, 12%, 10%, and 10%, respectively.

     Sales are reported in the geographic area where they originate. Transfers from the U.S. to Costa Rica are made on a basis intended to reflect the market price of the products.


                           Net Sales                     Operating Income                Assets
                   1999       1998       1997       1999       1998      1997       1999       1998
                   ----       ----       ----       ----       ----      ----       ----       ----
                                                         (in thousands)
United States    $ 66,373    $70,960    $63,795    $25,416   $23,181    $18,096   $142,114   $117,973
Costa Rica         47,053     36,612     28,438     16,783    14,722     13,424     49,137     30,737
Transfers/
 Eliminations     (13,150)    (9,872)    (7,192)       270      -           (30)       328       -
                 --------    -------    -------    -------   -------    -------   --------   -------
Consolidated
Results          $100,276    $97,700    $85,041    $42,469   $37,903    $31,490   $191,579   $148,710
                 ========    =======    =======    =======   =======    =======   ========   ========

Transfers from the U.S. to Costa Rica are accounted for at amounts that are above cost and are consistent with rules and regulations of taxing authorities. Such transfers are eliminated in the consolidated financial statements.

     To date, substantially all sales have been denominated in U.S. dollars. The functional currency for the Costa Rican operation is the U.S. dollar as sales, most material cost and equipment are U.S. dollar denominated. The impact of fluctuations of the local Costa Rican currency is not considered significant and is not hedged.

Note 13 - Employee Benefit Plans
--------------------------------
     In 1997, the Company merged the Sawtek Inc. Code Section 401(k) Profit Sharing Plan into the Employee Stock Ownership Plan for Employees of Sawtek Inc. and renamed the combined plan the Sawtek Inc. Employee Stock Ownership and 401(k) Plan. The merged plan has two principal elements: i) a profit sharing and 401(k) element and ii) an employee stock ownership ("ESOP") element.

     Profit Sharing and 401(k) Element. In 1981, the Company established a profit sharing plan covering substantially all U.S. employees who work 500 hours or more per year. A 401(k) feature was added to the plan in 1991 and a Company matching feature was added effective October 1, 1997. There have been no profit sharing contributions by the Company to the plan since 1990. The 401(k) contribution expense was approximately $299,000 and $368,000 in 1999 and 1998, respectively.

     Employee Stock Ownership Element. In 1991, the Company established an Employee Stock Ownership Plan covering substantially all U.S. employees. The ESOP purchased 6,753,280 shares of common stock from substantially all of the common shareholders and 11,024,480 shares of common stock from the Company in 1991. The transaction was financed from the proceeds of a $4,000,000 loan from the Company. The Company accounts for these ESOP shares in accordance with Statement of Position 76-3. As of September 30, 1999, 3,180,484 of these shares remain unallocated. These shares will be allocated through fiscal year 2003.

     The Company made contributions of approximately $265,000, $279,000 and $293,000 to the ESOP in 1999, 1998 and 1997, respectively. Allocations to participants' accounts were 915,838 shares, 964,126 shares and 1,012,414 shares in 1999, 1998 and 1997, respectively.

     Employee Stock Purchase Plan. In February 1996, the Board of Directors approved an Employee Stock Purchase Plan and allotted 1,000,000 shares of Common Stock to the plan. The plan enables eligible employees who have completed a service requirement to purchase shares of Common Stock at a 15% discount from the fair market value of the stock, up to a maximum of 10% of their compensation.

     Costa Rica Profit Sharing Plan. Effective October 1, 1997, the Company adopted a Profit Sharing Plan for its Costa Rica subsidiary covering substantially all employees of this subsidiary. The Company contributed approximately $101,000 and $70,000 to this plan in 1999 and 1998, respectively.

Note 14 - Stock Options
-----------------------
     The Company has granted incentive stock options and non-qualified stock options under the 1983 Stock Option Plan, the Second Stock Option Plan and the Stock Option Plan for Acquired Companies. The Second Stock Option Plan was approved by the shareholders in 1996 with up to 4,000,000 shares of Common Stock available for options and the Stock Option Plan for Acquired Companies was approved by shareholders in 1998 with up to 2,000,000 shares of Common Stock available for options. Incentive options generally become exercisable in four equal annual installments commencing one year after the date of grant and expire within ten years. A majority of the non-qualified options granted are exercisable from the date of grant over a ten-year period, while the remainder become exercisable in three or four equal annual installments.

     Information concerning options under these plans is as follows:

                                               Shares Under                                 Weighted-Average
                                                  Option        Price Range of Options       Exercise Price
                                               ------------     ----------------------      ----------------
Balance at October 1, 1996                       3,090,920             $0.06-$12.38               $ 1.07
Granted                                            499,000             $5.53-$16.63               $12.74
Terminated                                         (23,160)            $0.37-$12.38               $ 5.63
Exercised                                       (1,136,500)            $0.06-$5.53                $ 0.49
                                                ----------
Balance at September 30, 1997                    2,430,260             $0.06-$16.63               $ 3.69
Granted                                            516,000             $6.64-$17.50               $10.97
Terminated                                        (143,500)            $0.06-$14.38               $ 5.67
Exercised                                         (747,468)            $0.06-$13.44               $ 0.95
                                                ----------
Balance at September 30, 1998                    2,055,292             $0.06-$17.50               $ 6.37
Granted                                            937,000             $10.94-$35.13              $22.00
Terminated                                         (76,400)            $6.64-$17.50               $11.01
Exercised                                         (622,151)            $0.06-$17.50               $ 4.98
                                                ----------
Balance at September 30, 1999                    2,293,741             $0.06-$35.13               $12.98
                                                ==========
Exercisable at September 30, 1999                  788,791
                                                ==========

The weighted-average contractual life of stock options outstanding as of September 30, 1999 was 5.25 years.

     The following table summarizes information about fixed stock options outstanding at September 30, 1999:

                                      Weighted-Avg.      Weighted-Avg.                            Weighted-Avg.
Range of Exercise       Number          Remaining           Exercise       Number Exercisable        Exercise
      Prices         Outstanding     Contractual Life        Price         at Sept. 30, 1999          Price
-----------------    -----------     ----------------    -------------     ------------------     -------------
   $0.06-$1.00          539,128           5.43              $ 0.33              539,128              $ 0.33
   $1.01-$12.50       1,014,388           4.58              $ 5.57              160,844              $ 7.27
  $12.51-$35.13         740,225           6.03              $26.07               88,819              $14.24
                      ---------                                                 -------
                      2,293,741                                                 788,791
                      =========                                                 =======

     The Company applies APB Opinion No. 25 in accounting for its plans and, accordingly, no compensation cost was recognized to the extent that the exercise price of the stock options equaled the fair value. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income and income per share would be the pro forma amounts indicated below:

                                                    Year Ended September 30,
                                              1999             1998            1997
                                              ----             ----            ----
                                             (in thousands, except per share data)
Net income as reported                      $30,684          $26,205         $20,719
Pro forma net income                        $27,615          $24,376         $19,657
Pro forma basic earnings per share          $  0.66          $  0.58         $  0.48
Pro forma diluted earnings per share        $  0.66          $  0.57         $  0.46

The weighted-average fair value of options granted during the year ended September 30, 1999, 1998 and 1997 was $18.79, $6.96 and $9.81, respectively, using the Black-Scholes option-pricing model with the following weighted-average assumptions: 1999 --- expected volatility of 77%, risk-free interest rate of 5.75%, no expected dividends and an expected life of 4.94 years; 1998 --- expected volatility of 78%, risk-free interest rate of 5.71%, no expected dividends and an expected life of 4.79 years; 1997 --- expected volatility of 74%, risk-free interest rate of 6.45%, no expected dividends and an expected life of 4.5 years.

     The pro forma net income reflects only options granted since 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the option vesting periods of up to four years and compensation cost for options granted prior to October 1, 1995 is not considered.

Note 15 - Capital Structure
---------------------------
     Common Stock. The Company is authorized to issue up to 120,000,000 shares of Common Stock. Holders of Common Stock i) are entitled to receive such dividends as may from time to time be declared by the Board of Directors of the Company out of funds legally available to pay dividends, ii) are entitled to one vote per share on all matters that are subject to shareholder voting and do not have any cumulative voting rights, iii) have no preemptive, conversion, redemption or sinking fund rights and iv) in the event of a liquidation, dissolution or winding up of the Company, are entitled to share equally and ratably in the assets of the Company, if any, remaining after payment of all debts and liabilities of the Company and the liquidation preference of any outstanding class or series of preferred stock.

     Share Repurchase. On August 31, 1998, the Board of Directors approved a Common Stock repurchase program for up to 2,000,000 shares of Common Stock in open market transactions. The repurchased shares will be used to satisfy stock option exercises and issuance of shares under other stock related benefit programs. To date, 1,129,810 shares have been repurchased under this program.

     Stock Split Effected in the Form of a Stock Dividend. On July 27, 1999, the Board of Directors approved a two-for-one stock split of the outstanding common shares to be effected in the form of a stock dividend on August 24, 1999 to stockholders of record as of August 9, 1999. Common share and per share data for all periods presented in the accompanying financial statements have been adjusted to give effect to the stock split.

     Preferred Stock. The Board of Directors is authorized to issue up to 1,000,000 shares of preferred stock, par value $0.01 per share, in one or more series and to fix the number of shares constituting any such series, and the voting powers, designations, preferences, and relative participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights, dividend rate, terms of redemption, redemption prices, conversion and voting rights, and liquidation preferences, without any further vote or action by the holders of Common Stock. To date, no shares of the preferred stock have been issued.

Note 16 - Quarterly Financial Information (unaudited)
-----------------------------------------------------
     Selected quarterly financial data is summarized below:

                                                                     Quarter Ended
                                                         (in thousands, except per share data)
                                              Fiscal 1999                                    Fiscal 1998
                               Sept. 30,    June 30,    Mar. 31,    Dec. 31,   Sept. 30,   June 30,    Mar. 31,    Dec. 31,
                                 1999        1999        1999        1998       1998        1998        1998        1997
                                 ----        ----        ----        ----       ----        ----        ----        ----
Net sales                       $28,515     $26,045     $23,497     $22,219    $21,522     $26,301     $25,183     $24,694
Cost of sales                    11,701      10,737       9,828       9,958      9,665      12,585      11,190      11,371
                                -------     -------     -------     -------    -------     -------     -------     -------
Gross profit                     16,814      15,308      13,669      12,261     11,857      13,716      13,993      13,323
Operating expenses:
  Selling expenses                1,395       1,517       1,340       1,385      1,295       1,436       1,508       1,769
  General and
   Administrative expenses        1,089       1,114       1,037       1,079        527       1,226       1,509       1,431
  Research and Development
   expenses                       1,480       1,334       1,616       1,197      1,544         923         950         868
                                -------     -------     -------     -------    -------     -------     -------     -------
     Total operating
       expenses                   3,964       3,965       3,993       3,661      3,366       3,585       3,967       4,068
                                -------     -------     -------     -------    -------     -------     -------     -------
Operating income                 12,850      11,343       9,676       8,600      8,491      10,131      10,026       9,255
Other income, net                 1,328       1,174       1,116       1,119      1,009         921         794         818
                                -------     -------     -------     -------    -------     -------     -------     -------
Income before income taxes       14,178      12,517      10,792       9,719      9,500      11,052      10,820      10,073
Income taxes                      4,963       4,380       3,777       3,402      3,420       4,089       4,004       3,727
                                -------     -------     -------     -------    -------     -------     -------     -------
Net income                      $ 9,215     $ 8,137     $ 7,015     $ 6,317    $ 6,080     $ 6,963     $ 6,816     $ 6,346
                                =======     =======     =======     =======    =======     =======     =======     =======
Net income per share:
  Basic(1)                      $  0.22     $  0.19     $  0.17     $  0.15    $  0.14     $  0.16     $  0.16     $  0.15
                                =======     =======     =======     =======    =======     =======     =======     =======
  Diluted(1)                    $  0.21     $  0.19     $  0.17     $  0.15    $  0.14     $  0.16     $  0.16     $  0.15
                                =======     =======     =======     =======    =======     =======     =======     =======
Shares used in per share
  calculations:
  Basic                          42,193      42,004      41,824      41,764     42,502      42,542      42,354      42,046
  Diluted                        43,236      43,066      42,494      42,462     43,132      43,524      43,302      43,466

(1) Earnings per share for each quarter are calculated as a discrete period; the sum of the four quarters may not equal the calculated full year amount. All earnings per share data are restated to reflect the two-for-one stock split in August 1999.


                                4,000,000 Shares


                               SAWTEK INCORPORATED

                                  Common Stock
                                  ------------
                                   PROSPECTUS
                                  ------------

                                Hambrecht & Quist

                               CIBC World Markets

                         Banc of America Securities LLC


                             _________________, 1999

--------------------------------------------------------------------------------
                                   SAWTEK INC.

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

     No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

--------------------------------------------------------------------------------

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution
----------------------------------------------------
     The following is a statement of estimated expenses of the issuance and distribution of the securities being registered other than underwriting compensation, all of which will be paid by the selling shareholders.


                                                                     Estimated
                                                                     ---------
Securities and Exchange Commission registration                       $ 59,000
NASD filing fee                                                         17,500
Blue Sky fee and expenses (including attorney's fees and expenses)       5,000
Printing and engraving expenses                                         75,000
Transfer agent fees and expenses                                         5,000
Accounting fees and expenses                                            35,000
Legal fees and expenses                                                200,000
Advisory fees for ESOP Trustee                                          50,000
Miscellaneous expense                                                   53,500
                                                                      --------
    Total                                                             $500,000
                                                                      ========

Item 15. Indemnification of Directors and Officers
--------------------------------------------------
     The registrant, a Florida corporation, is empowered by Section 607.0850 of the Florida Business Corporation Act, ("Section 607.0850"), subject to the procedures and limitations stated therein, to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Section 607.0850 also empowers a Florida corporation to indemnify any person who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudicated to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith.

     The indemnification and advancement of expenses provided pursuant to
Section 607.0850 are not exclusive, and a corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees or agents, under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. However, a director, officer, employee or agent is not entitled to indemnification or advancement of expenses if a judgment or other final adjudication establishes that his action or omissions to act were material to the cause of action so adjudicated and constitute (a) a violation of the criminal law, unless the director, officer, employee or agent had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (b) a transaction from which the director, officer, employee or agent derived an improper personal benefit; (c) in the case of a director, a circumstance under which the liability provisions of Section
607.0834 of the Florida Business Corporation Act, relating to a director's liability for voting in favor of or asserting to an unlawful distribution, are applicable; or (d) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

     The registrant's Articles of Incorporation provides that the company shall indemnify its officers and directors to the extent permitted by Section 607.0850.

     Pursuant to the underwriting agreement filed as Exhibit 1.1 to this registration statement, the underwriters have agreed to indemnify the directors, officers and controlling persons of the registrant against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act of 1933, as amended.

     The registrant maintains an insurance policy covering directors and officers of the registrant for the wrongful act for which they become legally obligated to pay or for which the registrant is required to indemnify its directors or officers.

Item 16. Exhibits
-----------------

    (A) The following documents are filed as part of this report:

        1. Financial statements - see index to Consolidated Financial Statements on page F-1 hereof.

        2. Financial statement schedules: All schedules have been omitted because they are inapplicable or not material, or the information called for thereby is included in the Consolidated Financial Statements and notes thereto.

        3.  Exhibits required by Item 601 of Regulation S-K:

            (a) See Exhibit Index in (c) below.

            (b) Reports on Form 8K: None.

            (c) Exhibits:

                1.1**  Form of Underwriting Agreement.

                3.1 Amended and Restated Articles of Incorporation of Sawtek Inc. (incorporated by reference to Registration Statement on Form S-8, File No. 333-10579).

                3.2    1999 Bylaws of Sawtek Inc.

                4.1*   Specimen stock certificate.

                5.1**  Legal opinion of Gray, Harris & Robinson, P.A.

                10.1 Sawtek Inc. 1983 Incentive Stock Option Plan (incorporated by reference to Registration Statement on Form S-8, File No. 333-10579).

                10.2 Sawtek Inc. Second Stock Option Plan (incorporated by reference to Registration Statement on Form S-8, File No. 333-11523).

                10.3 Sawtek Inc. Employee Stock Purchase Plan (incorporated by reference to Registration Statement on Form S-8, File No. 333-11701 and amendment incorporated by reference to Form 10-Q for the period ended June 30, 1999, filed on July 19, 1999.

                10.4* Mortgage and Security Agreement, dated January 9, 1991, by and between the Company, the Orange County Industrial Development Authority ("OCIDA"), and Sun Bank.

                10.5* Fourth Amendment to Installment Sales and Security Agreement, dated January 8, 1991, by and between the Company, OCIDA, and Sun Bank.

                10.6* Amended and Restated Loan and Security Agreement, dated November 15, 1995, between the Company and SunTrust Bank, Central Florida, National Association ("SunTrust").

                10.7*  Increase Promissory Note dated November 10, 1995.

                10.8* Renewal, Increase and Consolidation Promissory Note, dated November 10, 1995.

                10.9*  Promissory Demand Note, dated November 10, 1995.

                10.10* Fifth Amendment to Installment Sale and Security
                       Agreement, dated as of March 1, 1995, between the Company, Sun Bank and OCIDA.

                10.11* Fourth Supplemental Trust Indenture, dated as of March 1,
                       1995, between the Company, Sun Bank and OCIDA.

                10.12* Eighth Amendment to Loan and Security Agreement, Fourth
                       Amendment to Company Loan Agreement and First Amendment to Second Company Loan Agreement, dated as of March 11, 1995, between the Company and Sun Bank.

                10.13* Bond Purchase Agreement dated as of December 1, 1981, between OCIDA and the Company.

                10.14* Installment Sale and Security Agreement, dated as of
                       December 1, 1981, between OCIDA and the Company and accepted by the Guarantors.

                10.15* Guaranty Agreement dated as of December 1, 1981, among the Guarantors and OCIDA.

                10.16* Trust Indenture dated as of December 1, 1981, between
                       OCIDA and the Trustee and accepted by the Company and the Guarantors.

                10.17 Letter from SunTrust Bank, Central Florida, N.A. for renewal and increase in credit to $30,000,000 of unsecured line of credit for Sawtek Inc. dated September 22, 1999.(2)

                10.18 First Amendment to Amended and Restated Loan and Security Agreement dated December 9, 1996 between the Company and SunTrust Bank, Central Florida, N.A. (incorporated by reference to Form 10-Q filed January 21, 1997).

                10.19 First Amendment to Fourth Supplemental Trust Indenture dated November 19, 1996 by and among the Company, SunTrust Bank, Central Florida, N.A., and the Orange County Industrial Development Authority (incorporated by reference to Form 10-Q filed April 21, 1997).

                10.20 Modification of ESOP Loan Agreement dated as of September 26, 1997 between the Company and Marine Midland Bank. (1)

                10.21 Modification of ESOP Pledge Agreement dated as of September 26, 1997 between the Company and Marine Midland Bank. (1)

                10.22  Renewal ESOP Note dated as of September 26, 1997.(1)

                10.23 Implementation Agreement dated September 26, 1997 between the Company and Marine Midland Bank that forms a part of the Sawtek Inc. Employee Stock Ownership and 401(k) Plan and Trust. (1)

                10.24 Sawtek Inc. Employee Stock Ownership and 401(k) Trust Agreement dated July 16, 1997 between the Company and HSBC (formerly Marine Midland Bank) updated for all amendments through May 1, 1999 (incorporated by reference to Form 10-Q for the period ended June 30, 1999, filed on July 19, 1999).

                10.25 Sawtek Inc. Stock Option Plan for Acquired Companies (incorporated by reference to proxy filed for 1998 shareholders meeting filed on Form 14A filed on December 3, 1997).

                21.1   List of subsidiaries of the registrant.(2)

                23.1   Consent of Ernst & Young LLP.

                23.2** Consent of Gray, Harris & Robinson.

                24.1 Power of attorney. Reference is made to the signature page on page 65.

* Incorporated by reference to Registration Statement on Form S-1, File No. 333-1860.
**  To be filed by amendment.
(1) Incorporated by reference to Form 10-K for 1997 filed on November 12, 1997.
(2) Incorporated by reference to Form 10-K for 1999 filed on November 5, 1999.

Item 17. Undertakings
---------------------
     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Apopka, State of Florida, on the 10th day of December, 1999.

                            SAWTEK INC.

                            By:/s/ Gary A. Monetti
                            Gary A. Monetti
                            Chief Executive Officer

                            By:/s/ Raymond A. Link
                            Raymond A. Link
                            Senior Vice President-Finance and
                            Chief Financial Officer and Chief Accounting Officer


                               POWER OF ATTORNEY

     We, the undersigned, officers and directors of SAWTEK INC., hereby severally constitute Gary A. Monetti and/or Raymond A. Link, and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the registration statement on Form S-3 filed herewith and any and all amendments to said registration statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable SAWTEK INC. to comply with the provisions of the Securities Act and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto.

     Pursuant to the requirements of the Securities Exchange Act of 1933, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 10th day of December, 1999.


/s/Neal J. Tolar                           /s/Steven P. Miller
Neal J. Tolar                              Steven P. Miller
Director                                   Chairman of the Board of Directors

/s/Robert C. Strandberg                    /s/Willis C. Young
Robert C. Strandberg                       Willis C. Young
Director                                   Director

/s/Bruce S. White                          /s/Gary A. Monetti
Bruce S. White                             Gary A. Monetti
Director                                   Chief Executive Officer and Director

                                                                     Exhibit 3.2

                              Bylaws of Sawtek Inc.
                                      1999
                           AMENDED AND RESTATED BYLAWS
                                       OF
                                   SAWTEK INC.

                                    ARTICLE I

                                  Shareholders

     1. Shareholder Meetings. The annual meeting shall be held on the date fixed from time to time by the directors. A special meeting shall be held on the date fixed from time to time by the directors except when the Florida Business Corporation Act ("Business Corporation Act") confers the right to call a special meeting upon the shareholders.

     2. Place and Call of Shareholder Meetings. Annual meetings and special meetings shall be held at such place within or without the State of Florida as shall be stated in the notice of any such meeting. Annual meetings may be called by the directors or the Chief Executive Officer or the Secretary or by any officer instructed by the directors or the Chief Executive Officer to call the meeting. Special meetings may be called in like manner or by the holders of at least one-tenth of the shares issued and outstanding and entitled to vote thereat.

     3. Notice. Written notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered to each shareholder not less than ten days (or as prescribed by the Business Corporation Act) nor more than sixty days before the date of the meeting, either personally or by first class mail, by or at the direction of the Chief Executive Officer, the Secretary, or the officer or persons calling the meeting. The notice of any annual or special meeting shall also include, or be accompanied by, any additional statements, information, or documents prescribed by the Business Corporation Act. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the shareholder at his address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid. When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken; and at the adjourned meeting any business may be transacted that might have been transacted on the original date of the meeting. If, however, the Board of Directors shall fix a new record date for the adjourned meeting, notice of the adjourned meeting shall be given each shareholder of record on the new record date. Whenever any notice is required to be given to any shareholder, a waiver thereof in writing signed by him, whether before or after the time stated therein, shall be equivalent to the giving of such notice. Attendance of a shareholder at a meeting shall constitute a waiver of notice of the meeting, except where the shareholder attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

     4. Voting List. The officer or agent having charge of the stock transfer books for shares of the corporation shall make, at least ten days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, with the address of and the number and class and series, if any, of shares held by each. Such list, for a period of ten days prior to such meeting, shall be kept on file at the registered office of the corporation in the State of Florida, at the principal place of business of the corporation, or at the office of the transfer agent or registrar of the corporation, and shall be subject to inspection by any shareholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder at any time during the meeting. The original stock transfer books shall be prima facie evidence as to who are the shareholders entitled to examine such list or transfer books or to vote at any meeting of shareholders.

     5. Record Date for Shareholders. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other purpose, the Board of Directors of the corporation may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case, sixty days. If the stock transfer books shall be closed for the purpose of determining the shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least ten days immediately preceding such meeting. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than sixty days and, in case of a meeting of shareholders, not less than ten days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for the determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, the determination shall apply to any adjournment thereof, unless the Board of Directors fixes a new record date under this section for the adjourned meeting.

     6. Meaning of Certain Terms. As used herein in respect of the right to notice of a meeting of shareholders or a waiver thereof or to participate or vote thereat or to consent or dissent in writing in lieu of a meeting, as the case may be, the term "share" or "shares" or "shareholder" or "shareholders" refers to an outstanding share or shares and to a holder or holders of record of outstanding shares when the corporation is authorized to issue only one class of shares, and said reference is also intended to include any outstanding share or shares and any holder or holders of record of outstanding shares of any class upon which or upon whom the Articles of Incorporation confer such rights where there are two or more classes or series of shares or upon whom the Business Corporation Act confers such rights notwithstanding that the Articles of Incorporation may provide for more than one class or series of shares, one or more of which are limited or denied such rights thereunder.

     7. Conduct of Meeting. Meetings of shareholders shall be presided over by one of the following officers in the order of seniority and if present and acting: the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, the Chief Executive Officer, or, if none of the foregoing is in office and present and acting, by a chairman to be chosen by the shareholders. The Secretary of the corporation, or in his absence, an Assistant Secretary, shall act as secretary of every meeting, but, if neither the Secretary nor an Assistant Secretary is present, the Chairman of the meeting shall appoint a secretary of the meeting.

     8. Proxy Representation. Every shareholder or his duly authorized attorney-in-fact may authorize another person or persons to act for him by proxy in all matters in which a shareholder is entitled to participate, whether for the purposes of determining his presence at a meeting, or whether by waiving notice of any meeting, voting or participating at a meeting, or expressing consent or dissent without a meeting or otherwise. Every proxy shall be signed by the shareholder or by his duly authorized attorney-in-fact and filed with the Secretary of the corporation. No proxy shall be valid after eleven months from the date thereof, unless otherwise provided in the proxy. Except as may otherwise be provided by the Business Corporation Act, any proxy may be revoked.

     9. Quorum and Voting. A majority of the shares entitled to vote shall constitute a quorum. Except as the Business Corporation Act, the Articles of Incorporation, or these Bylaws shall otherwise provide, the affirmative vote of the majority of the shares represented at the meeting, a quorum being present, shall be the act of the shareholders. After a quorum has been established at a shareholders' meeting, the subsequent withdrawal of shareholders, so as to reduce the number of shareholders at the meeting below the number required for a quorum, shall not affect the validity of any action taken at the meeting or any adjournment thereof.

     10. Written Action. Any action required to be taken or which may be taken at a meeting of the shareholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders and shall be filed with the Secretary of the corporation. Less than all shareholders may act in like manner upon compliance with the provisions of Section 607.0704 of the Business Corporation Act.

     11. Share Certificates. The shares of the corporation shall be represented by certificates which shall set forth thereon the statements prescribed by
Section 607.0625 of the Business Corporation Act and by any other applicable provision of law, and which shall be signed by the Chief Executive Officer or a Vice President and the Secretary or an Assistant Secretary of the corporation and may be sealed with the seal of the corporation or a facsimile thereof. The signatures of the Chief Executive Officer or a Vice President and the Secretary or an Assistant Secretary upon a certificate may be facsimiles if the certificate is manually signed on his behalf by a transfer agent or a registrar, other than the corporation itself or an employee of the corporation. In case any officer who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer at the date of its issuance.

     12. Fractional Share Interests or Scrip. The corporation may, when necessary or desirable in order to effect share transfers, share distributions or reclassifications, mergers, consolidations, or reorganizations, issue a fraction of a share, make arrangements or provide reasonable opportunity for any person entitled to a fractional interest in a share to sell such fractional interest or to purchase such additional fractional interests as may be necessary to acquire a full share, pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or issue scrip in registered or bearer form, over the manual or facsimile signature of an officer of the corporation or its agent, which shall entitle the holder to receive a certificate for a full share upon the surrender of such scrip aggregating a full share. A certificate for a fractional share shall, but scrip shall not unless otherwise provided therein, entitle the holder to exercise voting rights, to receive dividends thereon, and to participate in any of the assets of the corporation in the event of liquidation.

     The Board of Directors may cause scrip to be issued subject to the condition that it shall become void if not exchanged for certificates representing full shares before a specified date, or subject to the condition that the shares for which scrip is exchangeable may be sold by the corporation and the proceeds thereof distributed to the holders of scrip, or subject to any other conditions which the Board of Directors may deem advisable. Such conditions shall be stated or fairly summarized on the face of the certificate.

     13. Lost, Stolen or Destroyed Certificates. The Board of Directors may direct that a new share certificate or certificates be issued in place of any certificate or certificates theretofore issued by the corporation which have been mutilated or which are alleged to have been lost, stolen, or destroyed, upon presentation of each such mutilated certificate or the making by the person claiming any such certificate to have been lost, stolen, or destroyed of an affidavit as to the fact and circumstances of the loss, theft, or destruction thereof. The Board of Directors, in its discretion and as a condition precedent to the issuance of any new certificate, may require the owner of any certificate alleged to have been lost, stolen, or destroyed, or his legal representative, to furnish the corporation with a bond, in such sum and with such surety or sureties as it may direct, as indemnity against any claim that may be made against the corporation in respect of such lost, stolen, or destroyed certificate.

     14. Share Transfers. Upon compliance with any provisions restricting the transferability of shares that may be set forth in the Articles of Incorporation, these Bylaws, or any written agreement in respect thereof, transfers of shares of the corporation shall be made only on the books of the corporation by the registered holder thereof, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the corporation or with a transfer agent or a registrar and on surrender of the certificate or certificates for such shares properly endorsed and the payment of all taxes thereon, if any. Except as may be otherwise provided by law, the person in whose name shares stand on the books of the corporation shall be deemed the owner thereof for all purposes as regards the corporation; provided that whenever any transfer of shares shall be made for collateral security, and not absolutely, such fact, if known to the Secretary of the corporation, shall be so expressed in the entry of transfer.

                                   ARTICLE II

                               Board of Directors

     1. Functions Generally - Compensation. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of, its Board of Directors. The Board may fix the compensation of directors.

     2. Qualifications and Number. Each director shall be a natural person of not less than 18 years of age. A director need not be a shareholder, or a resident of the State of Florida, but directors must be citizens of the United States and shall be required to execute and deliver a trade secrets agreement in form satisfactory to counsel for the corporation. The Board of Directors shall consist of not less than five (5) nor more than ten (10) persons. The number of directors may be increased or decreased by an amendment of these Bylaws or by resolution of the Board of Directors, but no decrease in the number of directors shall have the effect of shortening the term of any incumbent director.

     3. Election and Term. Each member of the Board of Directors shall hold office until the next annual meeting of shareholders following his election and until his successor has been elected and qualified or until his earlier resignation, removal from office, or death. Thereafter, each director who is elected at an annual meeting of shareholders, and any director who is elected in the interim to fill a vacancy or a newly-created directorship, shall hold office until the next succeeding annual meeting of shareholders and until his successor has been elected and qualified or until his earlier resignation, removal from office, or death. In the interim between annual meetings of shareholders or of special meetings of shareholders called for the election of directors, any vacancies in the Board of Directors, including vacancies created by reason of an increase in the number of directors, and including vacancies resulting from the removal of directors by the shareholders which have not been filled by said shareholders, may be filled by the affirmative vote of a majority of the remaining directors, although less than a quorum exists.

     4. Meetings. Meetings shall be held at such time as the Board shall fix, except that the first meeting of a newly elected Board shall be held as soon after its election as the directors may conveniently assemble. Meetings shall be held at such place within or without the State of Florida as shall be fixed by the Board. No call shall be required for regular meetings for which the time and place have been fixed. Special meetings may be called by the Chairman of the Board, if any, the Vice Chairman of the Board, if any, or the Chief Executive Officer, or by any two directors.

     5. Notice. No notice shall be required for regular meetings for which the time and place have been fixed. Written, oral, or any other mode of notice of the time and place shall be given for special meetings in sufficient time for the convenient assembly of the directors thereat. The notice or waiver of notice of any meeting need not specify the business to be transacted or the purpose of the meeting. Any requirement of furnishing a notice shall be waived by any director who signs a waiver of notice before or after the meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting and a waiver of any and all objections to the place of a meeting, the time of the meeting, or the manner in which it has been called or convened, except when a director states, at the beginning of the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened.

     6. Quorum and Action. A majority of the full Board of Directors shall constitute a quorum, except as may be otherwise provided in the Articles of Incorporation. Except as herein otherwise provided, and except as may be otherwise provided by the Business Corporation Act or the Articles of Incorporation, the act of the Board shall be the act of a majority of the directors present at a meeting at which a quorum is present. Members of the Board of Directors may participate in a meeting of said Board by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time, and participation by such means shall be deemed to constitute presence in person at a meeting. A majority of the directors present, whether or not a quorum exists, may adjourn any meeting of the Board of Directors to another time and place. Notice of any such adjourned meeting shall be given to the directors who were not present at the time of the adjournment and, unless the time and place of the adjourned meeting are announced at the time of the adjournment, to the other directors.

     (a) Quorum and Action/Classified Information. A majority of the members of the Board of Directors possessing security clearance to the level of the Corporation, shall constitute a quorum for any action to be considered at a meeting of the Board of Directors relating to the security of classified information in possession of the Corporation. Classified information shall mean information released to the Corporation by the Department of Defense, or any classified contracts or programs for the Department of Defense and other User Agencies.

     7. Chairman of the Meeting. Meetings of the Board of Directors shall be presided over by the following directors in the order of seniority and if present and acting: the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, the Chief Executive Officer, or any other person chosen by the Board.

     8. Removal of Directors. At a meeting of shareholders called expressly for that purpose, the entire Board of Directors or any individual director may be removed from office with or without cause by the vote of the shareholders holding at least a majority of the shares of Common Stock. In case the entire Board or any one or more directors is so removed, new directors may be elected at the same meeting.

     9. Committees. Whenever the number of directors shall consist of three or more, the Board of Directors may, by resolution adopted by a unanimous vote of the full Board, designate from among its members an Executive Committee and one or more other committees, each of which, to the extent provided in the resolution, shall have and may exercise all of the authority of the Board of Directors except such authority as may not be delegated under the Business Corporation Act.

     10. Written Action. Any action required to be taken at a meeting of directors, or any action which may be taken at a meeting of directors or of a committee thereof, if any, may be taken without a meeting if a consent in writing, setting forth the action to be taken, shall be signed by all of the directors or all of the members of the committee, as the case may be.

                                   ARTICLE III

                                    Officers

     The Corporation shall have a Chairman of the Board of Directors, a Chief Executive Officer, a President, a Chief Operating Officer, a Secretary and a Treasurer, each of whom shall be elected by the Board of Director from time-to-time. The Corporation may have a Vice Chairman and one or more vice presidents with designations determined by the Board of Directors such as Senior or Executive and such other officers and assistant officers and agents as may be deemed necessary by the Board of Directors, each of whom shall be elected or appointed by the Board of Directors. Any two or more offices may be held by the same person.

     The Chief Executive Officer shall have overall supervisory authority over the business and affairs of the Corporation. Except for the Chairman of the Board of Directors and Vice Chairman of the Board of Directors all other officers of the Corporation shall report to the Chief Executive Officer and the Chief Executive Officer shall have the authority to determine the duties and authority of each of such officers.

     The Secretary of the Corporation shall be responsible for preparing minutes of the Directors' and Shareholders' meetings and for authenticating records of the Corporation.

     Unless otherwise provided in the resolution of election or appointment, each officer shall hold office until the meeting of the Board of Directors following the next annual meeting of shareholders and until his successor has been elected and qualified.

     The Board of Directors may remove any officer or agent whenever, in its judgement, the best interest of the Corporation will be served thereby.

     The Board of Directors may authorize employment contracts or consulting agreements with officers and other employees of this Corporation for periods of more than one year.

     An officer who does not hold the necessary security clearance shall not have any duties or authority over any classified work being performed by the Corporation. Any officer not having the required security clearance for classified work shall automatically be excluded from all discussions, decision making, receipt of classified information or other activities prohibited under applicable laws and regulations governing classified work and shall not have the power to hire or terminate employees who will be or who are involved in classified work. The Chief Executive Officer is the most senior officer in the Corporation. The President and Chief Operating Officer shall be excluded from all classified work unless such person(s) has all security clearances required by law and applicable regulations to work on or have supervisory authority over classified work.

                                   ARTICLE IV

                Registered Office and Agent - Shareholders Record

     The address of the registered office of the corporation is 300 East Park Avenue, c/o The Prentice Hall Corporation System, Inc., City of Tallahassee 32301, County of Leon; and the name of the registered agent of the corporation is The Prentice-Hall Corporation System, Inc., whose address is the same as that of the registered office.

     The corporation shall keep at its registered office in the State of Florida or at its principal place of business, or at the office of its transfer agent or registrar, a record of its shareholders, giving the names and addresses of all shareholders and the number, class, and series, if any, of the shares held by each shareholder, and shall keep on file at said registered office the voting list of shareholders for a period of at least ten days prior to any meeting of shareholders.

                                    ARTICLE V

                                 Corporate Seal

     The corporate seal shall have inscribed thereon the name of the corporation and shall be in such form and contain such other words and/or figures as the Board of Directors shall determine or the law require.

                                   ARTICLE VI

                                   Fiscal Year

     The fiscal year of the corporation shall be fixed, and shall be subject to change, by the Board of Directors.

                                   ARTICLE VII

                               Control Over Bylaws

     The Board of Directors shall have power to adopt, alter, amend, or repeal the Bylaws.

                                  ARTICLE VIII

                         Director Deadlocks; Arbitration

     If the Board of Directors shall be equally divided respecting the management of the property, business, and affairs of the corporation, or any aspect thereof or any transaction involved therein, or shall be equally divided on any question, dispute, or controversy, and such equal division concerns a proper subject for action by the Board, no shareholder or director shall have the right to have the corporation dissolved or shall have any other legal right in a suit at law or in equity because of such deadlock. Any such equal division shall be submitted to arbitration in the following manner:

     (1) Upon written request by any director submitted at a duly organized meeting of the Board of Directors, the Board shall select two arbitrators, each director having in such selection the right to two (2) votes under a system of cumulative voting, whereupon such two arbitrators shall select a third arbitrator; but if they shall be unable to agree within 15 days upon the third arbitrator, he shall be appointed by them from the Panel of Arbitrators of the American Arbitration Association in accordance with its rules then in effect.

     (2) The arbitrators shall decide, resolve, and determine the matters respecting which the Board may be equally divided, including (but not limited to) all collateral matters such as whether such matter is a proper subject for action by the Board of Directors, whether such matters have been properly submitted to them for decision, whether the Board is actually equally divided, and whether this section and the provisions for arbitration hereunder are properly invoked and applicable, to the end that all questions, disputes and controversies be resolved, determined and adjudged by the arbitrators; and the decision of such arbitrators on all matters submitted to them hereunder shall be conclusive and binding upon the Board of Directors, the corporation, and the parties.

     (3) The arbitrators shall conduct the arbitration proceedings in accordance with the rules of the American Arbitration Association, as then in effect, insofar as such rules are not in conflict with this section.

     (4) The decision of the arbitrators shall be final and conclusive, shall be the equivalent of a resolution unanimously passed by the full Board at a meeting duly convened, and shall not be revoked or amended or overruled, except by unanimous action of the Board of Directors or the shareholders of the corporation. Such decision shall be forthwith filed with the Secretary of the corporation; and judgment on such decision may be entered in the highest court of the forum having jurisdiction.

     The denial in this section of the Bylaws of the right to have the corporation dissolved, and of other legal rights, shall be inoperative in the event that any shareholder of the corporation shall have given written notice to the members of the Board of Directors that he intends to seek dissolution of the corporation or other legal remedy because of deadlock among the Board of Directors, and such notice remains unrevoked for two years from the date it was given. If such notice is given and (a) no such proceedings are commenced within three years thereafter, or (b) such notice is revoked, or (c) proceedings are commenced and are determined adversely to the party seeking dissolution or other legal remedy because of such deadlock, the said denial of rights in this section shall again become fully operative as before.

                                                                    Exhibit 23.1

                         Consent of Independent Auditors


     We consent to the reference to our firm under the captions "Selected Consolidated Financial Data" and "Experts" and to the use of our report dated October 22, 1999, in the Registration Statement (Form S-3 No. _________________) and related Prospectus of Sawtek Inc. for the registration of 4,600,000 shares of its common stock.




                                           /s/Ernst & Young LLP




Orlando, Florida
December 10, 1999